PE
6-30-03

[illegible] price

revenue generator

CADMUS
COMMUNICATIONS

on-time and accurate

outsource solutions provider

Financial Highlights

(Dollars in thousands, except per share data)	Years Ended June 30, 2003	2002
OPERATIONS		
Net sales	$446,919	$447,279
Operating income	20,660	27,377
Net income (loss)	(53,634)	3,755
Operating income margin	4.6%	6.1%
PER SHARE DATA [1]		
Net income (loss)	$ (5.94)	$ 0.41
Cash dividends	0.20	0.20
BALANCE SHEET DATA		
Total assets	$304,926	$369,595
Long-term debt, including current maturities	146,805	157,246
Shareholders' equity	32,408	111,514
CASH FLOW DATA		
Net cash provided by operating activities	$ 32,108	$ 41,037
Depreciation and amortization expense	19,325	25,282
Capital expenditures	15,636	12,017
OTHER DATA		
Number of associates (approximate)	2,800	3,000
SELECTED NON-GAAP MEASURES [2]		
Operating income, as adjusted	$ 32,675	$ 32,101
Operating income margin, as adjusted	7.3%	7.2%
EBITDA [3]	$ 51,653	$ 52,208
Income per share, as adjusted [1]	$ 1.17	$ 1.07

(1) Income per share data assumes dilution.

(2) In addition to results presented in accordance with generally accepted accounting principles ("GAAP"), the Company has included certain non-GAAP financial measures to provide information to assist investors in understanding the underlying operational performance of the Company. Refer to "Selected Financial Data – Reconciliation of GAAP to Non-GAAP Measures" included in this report and the Use of GAAP and Non-GAAP Measures section of Management's Discussion and Analysis for additional information on these measures.

(3) Earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations and the impact of restructuring and other charges from the computation of EBITDA.

CADMUS
At A Glance

HEADQUARTERS:

1801 Bayberry Court
Suite 200
Richmond, Virginia 23226
Web Site: www.cadmus.com

SHAREHOLDER, HUMAN RESOURCES, AND GENERAL INFORMATION:

877-4-CADMUS (toll-free)
804-287-5680

ASSOCIATES:

2,800

SERVICES PROVIDED:

Content Processing and Management, Publisher Services, Ad Management, Printing, Packaging, Distribution, and Fulfillment

STOCK EXCHANGE:

NASDAQ: symbol "CDMS"

ANNUAL SHAREHOLDERS' MEETING:

Wednesday, November 5, 2003, 11:00 a.m.
Virginia Historical Society
428 North Boulevard
Richmond, Virginia 23220

CONTENTS

CADMUS COMMUNICATIONS CORPORATION

www.cadmus.com

Cadmus provides end-to-end, integrated graphic communications services to professional publishers, not-for-profit societies, and corporations. We are the world's largest provider of content management and production services to scientific, technical, and medical ("STM") journal publishers, the fifth largest periodicals printer in North America, and a leading provider of specialty packaging and promotional printing services.

Publisher Services – 87% of net sales

STM Journal Services *(Cadmus Professional Communications)*
Electronic peer review, editing, content processing, content management, domestic and offshore production, distribution, and reprint services for publishers in the scientific, technical, and medical markets. Also provide book and directory database management, composition, production, distribution, and fulfillment services for the association, legal, and specialty directory markets.

Special Interest Magazines *(Cadmus Specialty Publications)*
Ad and digital content management, short- to medium-run publication production and delivery services for special interest and business-to-business publishers.

Specialty Packaging Services – 13% of net sales

Specialty Packaging *(Cadmus Whitehall)*
Packaging creation and design services, domestic and offshore production of high quality folding cartons, web and sheet-fed promotional printing, assembly, fulfillment, and distribution for the telecommunications, software, apparel/fashion, health care, and financial services markets.

Differentiation In Progress – Continued Implementation Of Our Strategy

Since 2000, Cadmus has pursued a strategy to ensure that our company remains an essential participant in the way scholarly, business, and other content is created, distributed, and used. This differentiation strategy is permitting us to evolve from a print-only supplier to a full service "outsource" provider of content processing, production (including print), and publisher services. Our ultimate goal: to reduce our dependence on, and vulnerability to, traditional print while becoming an essential element in our customers' changing business models.

Particularly as the fundamentals of the traditional printing industry have deteriorated and print is seen more and more as a commodity, our goal is ambitious. Nevertheless, the success we are having is clear and the soundness of our strategy is evident. We are resisting the trends in our industry that are driving more commoditization. As a result, Cadmus today is less vulnerable and better positioned financially, operationally, and strategically.

Our strategy is dependent on the development and the deployment of market-focused, highly innovative, and solutions-oriented products and services that solve our customers' most urgent needs. As our customers rely on these solutions and as we meet their needs, we systematically transform and elevate our relationships. Over the past year, we picked up the pace of development and deployment of these differentiating products and services. As a result, we gained momentum – both financially and strategically.

In this report, we will update you on the progress we made in fiscal 2003 in implementing our differentiation strategy. More specifically, we will:

- describe in detail some of the key differentiating products and services that we introduced in fiscal 2003;
- discuss how these products and services and our overall strategy reduces our vulnerability to traditional print industry trends; and
- illustrate how our strategy improves and even transforms relationships with our customers.

As always, we welcome your questions and comments. If you have questions, comments, or simply want to know more about Cadmus, please feel free to call us at 1-877-4-CADMUS or visit our website at www.cadmus.com.

Thank you for your interest in Cadmus!

THE RIGHT STRATEGY:
A message from the CEO

DEAR FELLOW STAKEHOLDERS:

In July 2000, we embarked upon an ambitious strategy – one that we labeled a "differentiation" strategy. That strategy was designed to position Cadmus to survive and prosper in what we feared would be very difficult times and very challenging conditions in the traditional printing industry.

It is now three years later and, unfortunately, our fears regarding the traditional printing industry have proven to be well founded. Traditional print, long criticized for being "cyclical," no longer appears to be so. As the economy has begun to rebound, print has not. As the economy has inched upward, real print sales have continued to decline. As we feared it would, traditional print is becoming a commodity, and prices, as they always do for commodities, have consistently declined. Many of our colleagues in the industry chose to pursue "low cost producer" or efficiency-oriented strategies. Few of them, however, seemed to contemplate the possibility that commoditized prices might fall faster than they could reduce costs. That has proven for many to be a fatal oversight – a great many of these businesses have closed their doors for good.

Notwithstanding this very difficult industry environment, Cadmus is in many ways stronger and better positioned. Why is that? It is because we recognized that the critical threat to our traditional business was commoditization – and we pursued a strategy to "de-commoditize" or differentiate our business. Commoditization occurs because customers assign lower and lower "value" to certain products and services. These commoditized products and services are seen as less important to the customer and as fungible – that is, available from any qualified supplier. This customer perception inevitably translates into less secure customer relationships and consistently falling prices.

Fortunately, we saw this coming. We recognized that the core issue facing traditional print is commoditization and we knew that the only viable antidote was to systematically elevate


BRUCE
THOMAS

our customers' perceived value of our product/service offering. At its core, that is what our strategy is designed to do – systematically elevate the value that our customers assign to doing business with Cadmus.

Our strategy has three distinct phases. In the first phase, we sought to make ourselves REAL experts in the markets we serve – experts in our customer's business. This is an essential first step in this process of de-commoditization, or differentiation. In the second phase, we worked to develop innovative products and services that both changed our product/service offering in a positive way and also tended to elevate the customers' perceived value of everything else that we do. In the third phase, the one we are in currently, we are seeking to leverage our market expertise and our innovative products to fundamentally change the nature of what had formerly been a customer/PRINTER relationship.

Cadmus is in many ways stronger and better positioned ... because we recognized that the critical threat to our traditional business was commoditization – and we pursued a strategy to "de-commoditize" or differentiate our business.

It is abundantly clear to us, and increasingly clear to others, that Cadmus is on the right track – that we are moving strategically in the right direction. And, during fiscal 2003, we made good progress toward our goal. A tool that has helped us gain momentum is our strategy map – which is included in the pages that follow. Our map has helped us understand the progress we are making in transforming and elevating our relationship with our customers – moving them, as we say, from left to right on the map and from mere customer/printer relationships to true "sustaining resource" relationships. Our map also reminds us of the specific things that we must do to shift and to elevate the value our customers assign to our product/service offering and their perceived value of Cadmus overall. We have made this map an integral part of the way we operate our business. We use it to help us allocate resources, to prioritize initiatives, and to hire and train our associates. More importantly, we use it to drive a company-wide sense of urgency – reminding ourselves every day that

The Right Strategy – The Right Direction

staying on the left side of the chart – merely providing quality services, on time, and at a competitive price – is no longer enough to ensure our success or even our viability going forward.

Three years of experience in driving differentiation, with the more effective use of tools like our strategy map, has permitted us to move faster and to make better progress. We have had more success enhancing our market expertise, adding many associates with publishing or other "customer-side" experience. We have introduced many new and highly differentiating products and services – many of which are based on new and often proprietary technology. Several of these products, MediaWorks™, ArticleWorks™, and KnowledgeWorks™ to name just three, are discussed in this report by the people who have created and are now marketing them. We have gained experience in handling more complicated and more strategic outsourcing assignments for our customers. And, we have become better at developing products and services that not just reduce our customers' costs, but actually generate new revenue for them. That is a differentiator's nirvana – for there is nothing that changes a customer's perception of a "vendor" faster than when that vendor consistently enters their office not with an invoice, but with a check.

We have accelerated greatly the pace and the strength of our differentiating actions and innovations. At the same time, we have been realistic about the challenging industry conditions in which we operate and we have had the courage to take the difficult actions required to ensure that our company remains strong.

As we enter fiscal 2004, we are increasingly optimistic about our business and our prospects. We are coming off a good year, one in which we made our business plan and met external expectations despite continuing difficult economic and industry conditions. We have accelerated greatly the pace and the strength of our differentiating actions and innovations. At the same time, we have been realistic about the challenging industry conditions in which we operate and we have had the courage to take the difficult actions required to ensure that our company remains strong. In this past year, we closed our East Stroudsburg plant and consolidated our special interest magazine business into our two strong plants in Easton and Richmond. And more recently, and most painfully, we froze our defined benefit pension plan for all Cadmus associates. These actions were very painful and we regret the impact on Cadmus associates and on Cadmus customers. However, we know that in these tough times we must act to ensure that we have a viable, stable, and healthy business going forward — a company that can capitalize on the growth opportunities that our successful strategy is creating for us.

We are in a difficult and rapidly changing industry. Of that, there can no longer be any doubt. However, there are an increasing number of financial and other indicators that confirm that Cadmus is finding a way to resist the forces and trends threatening the industry. As commoditization is recognized more and more as the key challenge facing the industry, it will be clearer that our strategy is sound. And, as our customers (such as the two prestigious customers profiled in this report) increasingly see Cadmus as an essential part of their efforts to address structural change in their markets, our relationships are shifting to the right, away from traditional customer-vendor to business partner-sustaining resource relationships.

In short, we have the **right** strategy... and we are moving in the **right** direction.

Let me close as I always do, by thanking the people who have made 2003 successful and our improved prospects possible. First, and most importantly, my thanks and gratitude to my 2,800 colleagues at Cadmus, who have worked harder than ever to meet our customers' changing needs and who have accepted in a thoroughly professional manner the painful and difficult actions we have had to take as we have worked to reposition Cadmus. To our customers, we want to thank you for your business, your trust in our capabilities, and your insights. Together we have collaborated to solve problems, improve efficiencies and expand product and service offerings to the end users of the products we work together to create. Finally, to our investors, we have appreciated your patience and we remain very grateful for your support. To all of these stakeholders, I pledge that we will do everything in our power to continue to earn your trust and your confidence.



Bruce V. Thomas
President and Chief Executive Officer

LEFT TO RIGHT
Mapping Our Strategy

We introduced our strategy map in our fiscal 2002 annual report, and at the time it was brand new to Cadmus, to Cadmus associates, and to Cadmus shareholders. In fiscal 2003, we really put the map to use – and it has made quite an impact on our company. Many companies have maps like these. But our map has one unique element – the highlighted line labeled "customer perceptions." What is this line and why is it there? It is there for two reasons.

- First, the key issue in our industry is commoditization, and the driver of commoditization is systematically lower customer perceptions of the value of the products and services we provide. Therefore, the critical measure of success for Cadmus is the extent to which we are able to affect positively those customer perceptions – to move them from left to right across the map.



MAXIMIZE SHAREHOLDER VALUE
FINANCIAL IMPACTS:
External Growth
• Acquisitions
• Strategic alliances
Profitable Growth
Internal Growth
• Market share expansion
• New product and services
CUSTOMER PERCEPTIONS:
"value-based competitive price"
"on-time and accurate"
"market expert"
INTERNAL INITIATIVES:
PROMOTE CUSTOMER TRUST AND IDENTITY
• Create a value-driven culture as a differentiator for our customers
• Execute a "branding" strategy
• Build identification with target end-markets
• Establish and promote end-market expertise
INCREASE REVENUE ACQUISITION EFFECTIVENESS
• Leverage existing relationships via inter-divisional collaboration
• Focus on end-markets with growth potential
• Develop market-specific sales/service strategy that facilitates customer outsourcing
• Augment sales/service talent pool to sell and deliver complete outsource solutions
OBTAIN AND DEVELOP NEW PRODUCTS AND SERVICES
• Leverage current products and services via inter-divisional collaboration
• Accelerate internal development of new market-specific services/products
• Pursue alliances and affliations
• Acquire new services or products
• Evaluate and pursue offshore capabilities to accelerate or augment new product/service development

- Second, we believed that we could most quickly enlist the help of our associates in the difficult transformation we envisioned by defining our path and measuring our progress through the use of labels we wanted our customers to use to describe Cadmus. These labels have allowed us to reposition our key initiatives not just as management initiatives but as customer requests and requirements.

We are learning to use this map to really drive the implementation of our strategy and to focus on key supporting actions and initiatives. Most importantly, however, we are learning to use this map to monitor where we stand with each customer and to identify specific actions that we can take to move that relationship in the **right** direction. In fiscal 2004, as in fiscal 2003, this strategy map will be a critical tool for us as we continue to proceed down our differentiation path.



Improve Asset Utilization
• Manufacturing assets and working capital intensity
Change and Extend Current Service "Mix"
Manage Costs
• Work flow and process improvements
• Procurement, SG&A cost initiatives
"outsource solutions provider"
"revenue generator"
"sustaining resource"

EXTEND OUTSOURCE MODEL TO NEW MARKETS	ENHANCE OPERATIONAL EXCELLENCE	ENHANCE ORGANIZATIONAL EXCELLENCE
• Hire market-knowledgeable associates • Leverage existing "partner" relationships • Pursue alliances and affiliations • Acquire market position or share • Aggressively expand share in non-U.S. markets	• Establish standard measurements across sales/service/making systems • Identify and leverage best practices • Improve asset (manufacturing and working capital) utilization • Leverage vendor partnerships • Obtain, develop, and leverage new technology • Ensure safe and efficient work environments	• Improve internal communication • Attract and retain high quality associates • Drive career/skills development • Develop/obtain management information tools • Create behavior changing reward system

INNOVATION: *Differentiation in Progress*



Bruce V. Thomas

DESPITE DIFFICULT AND WORSENING INDUSTRY AND MARKET CONDITIONS, CADMUS IS PURSUING SUCCESSFULLY A STRATEGY THAT IS MOVING OUR BUSINESS IN THE **RIGHT** DIRECTION.

Our progress has resulted from the application of a three-step process designed to differentiate Cadmus from traditional print competitors. Those three steps are:

- Creating market-focused businesses, and enhancing and deepening our market expertise;
- Adding market-focused, differentiated, and proprietary products and services that solve our customers' most urgent business issues; and
- Leveraging this market expertise and these highly valued products and services to become a vital, "sustaining resource" to our customers.

As we continue to pursue this strategy, as more and more of our associates are more fully trained in this approach, and as we have more differentiating products and services to bring to market, we are seeing the results. We are able to generate a more active and more extensive new business pipeline. Our revenue sources are more broad-based – driven by a more extensive and more highly-valued product/service mix. Our customers seem to view our product and service offering as valuable to their business and not as a commodity. And, therefore, our relationships with those customers are more stable and, importantly, connected and monitored at higher levels within the customer's organization.

The remainder of this report is designed to give a better sense of both how this differentiation approach works and the positive impact of its successful implementation. In the pages that follow, we will:

- Discuss in detail three specific examples of new and differentiating products and services that we have brought to market and how we use those products and services to move customers in the right direction;
- Talk about how we use technology as a way to differentiate and extend our product and service offering AND create a platform for more rapid growth; and
- Provide two specific customer testimonials/case studies – letting two of our customers describe how Cadmus' approach has helped them enhance and extend their business model.

PRODUCT AND SERVICE DIFFERENTIATION

In analyzing our customers' markets, and in identifying their critical business needs, we determined that our making systems needed to better match our customers' emerging requirements for content processing and/or print production and distribution. Our solution to this existing "gap" has been to create a new global making system for our publishing customers and a



Stephen E. Hare



Gerald P. Lux, Jr.

We now have the domestic and offshore production capabilities to serve customers around the world. This capability is a key differentiator for Cadmus, is a strong tool to elevate existing customer relationships, and is a powerful growth platform for Cadmus.

separate but similar making system for certain segments of our specialty packaging customer base.

We also determined that there was an urgent need for more technology-based products that were able to drive BOTH improved efficiency in the traditional publishing process AND generate new sources of revenue for publishers. Our ArticleWorks™ system is the most recent example of a Cadmus product offering that is market-focused, technology-based and addresses this increasingly urgent dual requirement of our publishing customers.

Let's review in additional detail all three of these unique and highly differentiating products and services.

EXAMPLE #1 – KNOWLEDGEWORKS GLOBAL LIMITED

We believe that our publishing customers need a lower cost, more rapidly scalable, and technology-enabled system for converting new content, legacy content, and other non-digital data into robust, fully digital content and content repositories. We also believe that if we create a solution for our current customers and markets, that such a solution could help Cadmus move into related vertical markets previously untapped by Cadmus.

To pursue these dual objectives, Cadmus began to establish an offshore presence in July 2000. Our model is based on keeping close to the customer (i.e., US-based) our sales, account management, and those other aspects of the content processing continuum over which the customer wanted to exercise direct oversight and control WHILE using offshore resources to reduce costs and improve turnaround times. As a first step, we contracted with Datamatics, a leading business process outsourcing company in India, to establish a "dedicated facility" to provide production support and related services to our existing Cadmus operations in the United States. More recently, we formed KnowledgeWorks Global Limited ("KGL"), a joint venture with Datamatics to build on the early success we had with our global content processing platform. This joint venture now provides a full range of content processing, content management, and related services to STM publishers and other publishing organizations around the world. KGL also is establishing a facility in Chennai, India, to complement KGL's Mumbai, India, facility. The Chennai facility should be in full production by January 2004 and will provide a range of highly automated content services for books and periodicals, including copy editing, issue management, composition, SGML/XML processing, and data conversion.

These offshore operations allow us to expand our production capacity, reduce turnaround times, and lower overall costs. We will leverage our global platform to grow

Our strategy calls for us to develop proprietary technology to meaningfully extend our product / service offering and to systematically elevate our relationship with our customers.



Pictured Above: Atul Goel, Jim McQueen and Hai Tran

our content management business, particularly in markets outside North America. Our operations in India have allowed us to add production capacity to serve our core scholarly publishing market in an extremely cost effective manner. Perhaps more importantly, however, we have created the capability to move aggressively into new markets with new product lines. Recently, KGL won a large data conversion project for a major U.S. publisher and is also providing composition services for a major legal publisher. Our expansion in India represents a continued commitment by Cadmus to serve the changing needs of scholarly publishers while expanding our core capabilities into other geographic markets and vertical markets on a global scale.

As a leading provider of publisher services, we now have the domestic and offshore production capabilities to serve customers around the world. This capability is a key differentiator for Cadmus, is a strong tool to elevate existing customer relationships, and is a powerful growth platform for Cadmus.

EXAMPLE #2 – CADMUS GLOBAL PACKAGING

A similar success story exists in our Specialty Packaging Group. In that business, we have been providing services to marketers of men's and women's apparel. Over time, these customers have moved most or all of their assembly plants offshore to take advantage of lower labor costs. As a result, their lead times and inventory costs for packaging materials were increasing. They were forced to ship packaging materials from the United States for assembly and inserting and then ship them right back to the United States for sale. This had become a major issue for these customers.

To address these fundamental issues for our apparel customers, we created a business unit within our Specialty Packaging Group called Cadmus Global Packaging. This business unit then established an "in-country" network of affiliated packaging printers virtually co-located with our customers' offshore assembly operations. Our network of certified and affiliated manufacturers includes facilities in Costa Rica and Mexico; and in May 2003, we entered into an exclusive production agreement with Impressora del Yacque, a Dominican Republic subsidiary of International Paper, to manufacture packaging materials in a new facility in the Dominican Republic. In addition, we are currently looking at affiliates in both China and India as we seek to extend this model to Asia. All of these on and off-shore facilities are tied together with a proprietary, real-time, customer-accessible inventory management system and by a shared, fully digital pre-press network.

The model works like this. Effectively, Cadmus is a single source to manage the package production for United States-based marketers of goods being made or assembled


The Case Program
Shopping Cart
CADMUS
SP 102-E II

throughout the Caribbean Rim and into South America. We manage the creation of brand reproduction standards for packaging (all design and pre-press operations) domestically – close to the customer so as to maintain tight and effective brand management. Once the product goes into full production, however, we can use our "in country" network of manufacturers to dramatically reduce lead times and costs. Our comprehensive outsource solution allows our customers to manage their brands with increased effectiveness while also reducing lead-times and system-wide manufacturing, transportation, and inventory costs.

The results of this new approach have been astounding – we have been virtually overwhelmed by interest from current customers and prospects. Again, this innovative approach effectively makes our whole interaction with the customer "not about the boxes." Because we are "selling" not boxes, but access to a turnkey, customizable, global manufacturing system, we have successfully differentiated Cadmus from commodity packaging competitors and have also driven revenue growth. This is another market-focused, innovative solution moving our customers in the **right** direction.

EXAMPLE #3 – OUR ARTICLEWORKS OFFERING

Our strategy calls for us to develop proprietary technology to significantly extend our product/service offering and to systematically elevate our relationship with our customers. We are creating new products, new services, and new technologies that improve our customer's process or, in many cases, generate new sources of revenue for our customer. We have discussed some of these technologies before – KnowledgeWorks and MediaWorks – and we will discuss our approach and philosophy to automation and technology over the next few pages. However, a more detailed discussion of our new ArticleWorks system will highlight the type of proprietary technology we are introducing to our customers.

The ArticleWorks system is a comprehensive content delivery and digital rights management system that enables publishers and other content providers to deliver content on demand in either printed or secure electronic formats. Our ArticleWorks system includes two content delivery services:

- RapidCopy™, a turnkey solution for ordering, tracking, and delivering single or multiple copies of the print version of a document. RapidCopy offers a range of features including e-commerce and a service module with reporting features.
- RapidRights™, a user-friendly application for securing a document with multiple options for accessing the content. RapidRights enables publishers to optimize the value of their content by mitigating unauthorized distribution. RapidRights encrypts and locks a PDF file to a user's computer, and requires no special readers, plug-ins or additional software.

The ArticleWorks system is the latest in a series of technology products and services that Cadmus has released to support publishers in the automation of the publishing process while cultivating new sources of revenue from their content.


MEDIAWORKS

The ArticleWorks system allows publishers to cost effectively deliver content in print format with single-copy order quantities and/or in a digital format that is secure from unauthorized distribution and use. The system offers publishers the potential to increase revenue from the sale of articles individually or in customized collections without incurring expensive inventory or service costs. The tracking and delivery system provides complete end-to-end visibility and reporting on the content fulfillment process.

The ArticleWorks system is the latest in a series of technology products and services that Cadmus has released to support publishers in the automation of the publishing process while cultivating new sources of revenue from their content. As publishers seek to leverage and optimize the value of their content, many are looking for solutions that will reduce costs and generate revenue. We believe that our new ArticleWorks system can help publishers achieve those objectives with an innovative and turnkey offering that is both flexible and user-friendly.

These three examples highlight, we believe, what is making Cadmus different and what is driving our improved performance. These innovations are the direct result of our now three-year commitment to market focus and the development of market expertise. We further believe that these innovations are the result of our systematic encouragement of, and reward for, this sort of pro-active problem solving on behalf of (not merely at the request of) the customer. When we began our differentiation journey, each innovation was a difficult and laborious effort — it was not a natural act for a "printing company." Now, three years later, these sorts of innovations are virtually a daily occurrence and all 2,800 associates at Cadmus know this is how we engage prospects, retain customers, and drive revenue growth at Cadmus.

TECHNOLOGY-DRIVEN SOLUTIONS

In an increasingly information-centric world, every enterprise is challenged to receive data of disparate types and from various sources, organize and process that information quickly and coherently, and then deliver that content in useful and meaningful ways to their employees, customers, and other stakeholders. Relevant content is not only a component of, but has become critical to, the business models of virtually every business enterprise.

Nowhere is this new imperative more true than with publishers. Success for these enterprises is dependent not only on their ability to efficiently acquire, process, and market



value-based competitive price
on-time and accurate
market expert
outsource solutions provider
revenue generator
sustaining resource

content, but also on their ability to optimize the value of that content. This is why many publishers and content owners have turned to Cadmus for innovative, market-focused, technology-driven solutions – not only to increase their content processing efficiencies but also to enable new methods for re-purposing their content to drive incremental revenue.

Cadmus has leveraged its market experience and its understanding of the content process in order to develop a suite of content-centric solutions that support the needs of our various publishers and content owners:

KNOWLEDGEWORKS	MEDIAWORKS	ARTICLEWORKS
INCREASED EFFICIENCIES		INCREMENTAL REVENUE
• A comprehensive suite of market-focused products and services that address the unique needs of the scientific, technical, and medical publishing market. • KnowledgeWorks solutions include turnkey, outsourced services for issue management, copy-editing, composition and data conversion as well as technology driven applications for automated peer review, automated editing/style fidelity, digital image pre-flighting, digital proofing and online content tracking and management.	• A comprehensive suite of technology-based solutions that support greater efficiencies for the specialty publication and business-to-business magazine market. • MediaWorks offerings include customized consulting services based on flexible, automated workflow solutions, and also include enterprise applications such as automated file submission and digital ad/asset management.	• A content delivery and digital rights management system that enables publishers and other content providers to deliver content on demand in either printed or secure electronic formats. • ArticleWorks allows publishers to cost-effectively deliver content in print format with single-copy order quantities and/or in a digital format that is secure from unauthorized distribution and use.

Whether the goal is to streamline the content process, reduce the time to publication, increase the usefulness of the content, generate incremental revenue from existing content, or optimize the value of the content by limiting unauthorized access, Cadmus is continuously working to develop solutions that are relevant to publishers and content owners.

Our product development philosophy is one based on collaboration with, and understanding of, the customers and markets that we serve. In today's dynamic environment, we will increasingly reach out to our customers to deliver products and services that not only drive efficiencies, but also enhance their business models – thus using our innovation and resources as tools to pursue our goal of moving our customer relationships in the **right** direction.

SUSTAINING RESOURCE

Journal of Clinical Oncology

Particularly in today's dynamic business environment, an ability to react quickly to changing conditions is critical to success. This is true for all organizations, including scholarly publishers. As change comes more rapidly, however, organizations must learn not only to adapt internal skills and competencies but also to leverage the extended expertise and capabilities of its service providers and business partners.

Over the past several years, Cadmus has increasingly been asked to work with existing customers to effect changes – some small and some very large – in their publishing process, their publications program, or in their current or future business model. Our experience in 2003 with the American Society of Clinical Oncology (ASCO) is a recent example of just such a successful collaboration.

ASCO publishes a semi-monthly journal called the *Journal of Clinical Oncology*. It provides complete coverage of recent therapeutic advances for the treatment of cancer and includes reports on new diagnostic techniques, effective therapies, combined modality approaches, and new methods for controlling the toxic effects of therapy. The journal provides original peer-reviewed articles, review and special articles, and other valued content to medical oncologists, hematologists, radiologic oncologists, pediatric oncologists, surgical oncologists, gynecological oncologists, internists, and oncology nurses. Its impact factor is second among original research journals in oncology.

In 2002, ASCO made the strategic decision to change in a fundamental way its business model by assuming direct responsibility for its publishing program. This move to


ROBIN
BODISHBAUGH

"In a year of many moving pieces and great change, we asked Cadmus to do much more for us than they ever have before. By taking advantage of their market expertise, their unique knowledge of our titles, and their investment in automating technologies, we were able to meet our aggressive timetable for the transformation of our publishing program."

value-based competitive price
on-time and accurate
market expert
outsource solutions provider
revenue generator
sustaining resource

"self-publishing" represented an enormous change in ASCO's traditional publishing model and, indeed, in the entire business model for the society. In order to facilitate this evolution, ASCO tasked Cadmus to be more than just a provider of quality composition and printing services – to become a tightly-integrated partner in their publishing process. In reinventing its publishing process, ASCO took full advantage of the knowledge and experience of Cadmus' associates relative to ASCO's publishing workflows and aggressively leveraged Cadmus' broad range of STM-oriented services and technologies. Obviously, Cadmus could not do everything ASCO needed in its self-publishing model. We were able, however, to establish for them a core platform of content preparation, content processing, printing, and fulfillment services onto which they could add their other publishing services.

As a result, in part, of its collaboration with Cadmus and by leveraging Cadmus' process, technologies, and market expertise, ASCO was able to achieve a key strategic objective. For Cadmus, the challenge we received from ASCO gave us the opportunity to do more for a well-known, well-regarded, and growing customer. We were also able to move this relationship in the **right** direction.

Robin Bodishbaugh, Publisher, "American Society of Clinical Oncology". Ms. Bodishbaugh holds a Master's degree in English and has more than 25 years of experience in the management of scientific and medical journals, including editorial, circulation, marketing/sales, and production. In 2003, she oversaw the transition to self-publication for the "Journal of Clinical Oncology", ASCO's flagship journal. She is particularly interested in exploring new business models for ASCO's publications that leverage the Society's content for distribution to new audiences.


CLINICAL
ONCOLOGY
www.jco.org
ASCO

SUSTAINING RESOURCE

The American Journal of Clinical Nutrition

The American Journal of Clinical Nutrition (AJCN), published by the American Society for Clinical Nutrition (ASCN), presents the latest basic and clinical studies relating to human nutrition in topics such as obesity, vitamins and minerals, nutrition and disease, and energy metabolism. The journal holds the distinction of having the highest impact factor of any journal in ISI's nutrition and dietetics category.

To retain this ranking, *AJCN* must continue to attract submissions from the best authors generating the most significant and most important content. For STM publishers like ASCN, it is all about the content – great content inevitably leads to a higher impact factor. To attract submissions from the best authors, *AJCN* must have a state-of-the-art publishing platform. Authors want speed. They expect that publishers will get their critical information distributed to as large an audience as possible in as short a time as possible. As a result of this ever-increasing call for speed in the publishing process, STM publishers like ASCN are under intense pressure to streamline their publishing workflows and generate both time and cost efficiencies.

For years, Cadmus has provided printing and content processing services to ASCN and we are proud of the role that we have played in helping ASCN obtain and retain its leadership position in its field. More recently, however, we were challenged by ASCN to do more. We were challenged to help ASCN generate increased efficiencies and increased speed in their publishing process. Our solution was to automate ASCN's publishing process through the use of Cadmus' KnowledgeWorks suite of content processing automation tools and services. KnowledgeWorks is the world's most comprehensive, most integrated, electronic publishing system in


SANDRA
SCHLICKER

"By relying on Cadmus' knowledge of STM publishing and by incorporating the KnowledgeWorks system, I am able to leverage their expertise and their technology investment. This expertise lets me focus my time and energy on other aspects of our publishing program and move more aggressively toward a truly state-of-the-art publishing platform."

value-based competitive price
on-time and accurate
market expert
outsource solutions provider
revenue generator
sustaining resource

the market today. *AJCN's* KnowledgeWorks solution will include services (composition and XML/SGML delivery) as well as technology driven applications for automated peer review, automated file transfer and style fidelity, digital image pre-flighting and online content tracking and management. By implementing this integrated solution, rather than a combination of disparate systems that are cobbled together on an *ad hoc* basis, *AJCN* will achieve the benefits of a fully-integrated, electronic publishing solution. ASCN will achieve efficiencies throughout and in support of their entire publishing process.

With its adoption of the Cadmus KnowledgeWorks suite of products, ASCN is bringing a new level of efficiency and speed to an already highly regarded publishing process. For Cadmus, the results are similarly important. By working with ASCN to create this fully-integrated, electronic publishing system, Cadmus is playing a more important, more valuable role as a true business partner with ASCN. We are proud that leading organizations like the American Society for Clinical Nutrition see KnowledgeWorks as a vital part of their future publishing strategy and publishing platform. And, we are pleased that we have moved this valued relationship in the **right** direction.

Sandra Schlicker is the Executive Officer of the American Society for Clinical Nutrition, the premier scientific society for clinical nutritionists in medicine and the health sciences. She has held positions with the Food and Nutrition Board, a unit of the National Academy of Sciences, the USDA, and Purdue University. Dr. Schlicker holds a B.S. in Science and an M.S. and Ph.D. in Food and Nutrition from Pennsylvania State University. An active member of the American Dietetic Association, American Society of Nutrition Scientists, and Institute of Food Technologists, she has authored numerous nutrition articles in professional and consumer publications.


The American Journal of
CLINICAL NUTRITION
Fourth International Congress
on Vegetarian Nutrition
Guest Scientific Editors
Joan Sabaté
Sujatha Rajaram

value-based competitive price
on-time and accurate
market expert
outsource solutions provider
revenue generator
sustaining resource

SUMMARY
Remarks

As we have highlighted throughout, we are operating in difficult industry and market conditions. Like everyone else, we have suffered during this prolonged downturn in the economy, and with the significant and structural changes in the traditional printing industry. We, like many others, have been forced to alter in radical ways our cost structure and to rationalize inefficient and excess manufacturing capacity. Those were for us, and were for others, very difficult and painful decisions. However, these were decisions that simply had to be made and actions that had to be taken if we are to be a strong and viable organization going forward.

Having made those difficult decisions and taken those difficult actions, we must now work to "de-commoditize" and to grow our business. On that front, we are quite encouraged by the progress we have made. We believe that Cadmus is definitely moving in the **right** direction.

We know, however, that we are no longer alone. Many of our competitors are abandoning failed strategies and are increasingly pursuing differentiation strategies like ours. We have a lead, but we must work harder to retain it. The good news for Cadmus is that our customers need our help. As a result of our three years of experience with differentiation, we are much better able to understand our customers' needs, develop creative solutions to address those needs, and proactively implement these customized solutions. Properly done, this will allow us to meaningfully extend those relationships, work with those customers to create a fundamentally different business model that leverages Cadmus' expertise and product/service offering, keep our plants busy, and grow our top line.

More than ever, we believe we are on the right track. We are profoundly market-focused and rapidly building our market expertise. We have a long and very rapidly growing list of differentiating products and services. And most importantly, as evidenced by our relationships with prestigious organizations such as the American Society of Clinical Oncology and the American Society of Clinical Nutrition, we are successfully making our interactions with customers and prospects less and less "about print" — moving many of these customers toward true "sustaining resource" relationships with Cadmus. As a result, we have both our relationships with customers and our business overall — moving in the **right** direction.

More than ever, we believe we are on the right track. We are profoundly market-focused and rapidly building our market expertise. We have a long and very rapidly growing list of differentiating products and services. And... we are moving many of these customers toward true "sustaining resource" relationships with Cadmus.

BOARD *Of Directors*

Martina L. Bradford
Partner
Akin, Gump, Strauss, Hauer and Feld L.L.P.
Washington, DC

Thomas E. Costello
Former Chief Executive Officer
xpedx, an International Paper Company
Covington, Kentucky

G. Waddy Garrett
President
GWG Financial
Richmond, Virginia

Keith Hamill
Chairman
Bertram Books Group LTD.
Kent, England

Edward B. Hutton
Former Chief Executive Officer
Lippincott Williams and Wilkins
Baltimore, Maryland

Thomas C. Norris
Chairman
Cadmus Communications Corporation
Richmond, Virginia

Nathu R. Puri
Former Chairman
Melton Medes Group
Nottingham, England

John C. Purnell, Jr.
Executive Director
Friends Association for Children
Richmond, Virginia

Russell M. Robinson, II
Attorney-at-law, President and Shareholder
Robinson, Bradshaw and Hinson, P.A.
Charlotte, North Carolina

James E. Rogers
President
SCI Investors Inc.
Richmond, Virginia

Wallace Stettinius
Senior Executive Fellow
School of Business, Virginia Commonwealth University
Richmond, Virginia

Bruce V. Thomas
President and Chief Executive Officer
Cadmus Communications Corporation
Richmond, Virginia

MANAGEMENT *Team*

CORPORATE EXECUTIVES

Bruce V. Thomas
President and Chief Executive Officer

Lisa S. Licata
Senior Vice President of Human Resources and Corporate Secretary

Wayne B. Luck
Senior Vice President and Chief Information Officer

Paul K. Suijk
Senior Vice President and Chief Financial Officer

Christopher T. Schools
Vice President and Treasurer

Bruce G. Willis
Vice President of Shared Services and Business Systems

GROUP AND DIVISION LEADERS

CADMUS PUBLISHER SERVICES GROUP
Stephen E. Hare
Group President

CADMUS SPECIALTY PUBLICATIONS
Mark R. Ploucha
Division President

CADMUS WHITEHALL GROUP
Gerald P. Lux, Jr.
Group President

OPERATING *Locations*

CADMUS COMMUNICATIONS CORPORATION

HEADQUARTERS
1801 Bayberry Court, Suite 200
Richmond, Virginia 23226
Phone: 877-422-3687 (toll-free)
804-287-5680
Fax: 804-287-6267

CADMUS PUBLISHER SERVICES GROUP

HEADQUARTERS
1801 Bayberry Court, Suite 200
Richmond, Virginia 23226
Phone: 800-476-2973 (toll-free)
804-287-5680
Fax: 804-287-5691

Cadmus Professional Communications

BALTIMORE COMPOSITION, SALES AND SERVICE
940 Elkridge Landing Road
Linthicum, Maryland 21090
Phone: 410-850-0500
Fax: 410-648-2788

EASTON (MD) MANUFACTURING, SALES AND SERVICE
500 Cadmus Lane
Easton, Maryland 21601
Phone: 800-257-7792 (toll free)
410-822-2870
Fax: 410-822-0438

LANCASTER MANUFACTURING, SALES AND SERVICE
3575 Hempland Road
Lancaster, Pennsylvania 17604
Phone: 800-724-4400 (toll-free)
717-285-9095
Fax: 717-285-7261

PORT CITY PRESS MANUFACTURING, SALES AND SERVICE
1323 Greenwood Road
Baltimore, Maryland 21208
Phone: 800-858-7678 (toll-free)
410-486-3000
Fax: 410-486-0706

RICHMOND COMPOSITION
2905 Byrdhill Road
Richmond, Virginia 23228
Phone: 804-515-5147
Fax: 804-264-0510

SCIENCE PRESS COMPOSITION, MANUFACTURING, SALES AND SERVICE
300 West Chestnut Street
Ephrata, Pennsylvania 17522
Phone: 717-738-9300
Fax: 717-738-9424

BACKCOPY AND FULFILLMENT
4810 Williamsburg Road
Hurlock, Maryland 21643
Phone: 866-487-5625
Fax: 410-943-0339

Cadmus Specialty Publications

RICHMOND MANUFACTURING, SALES AND SERVICE
2901 Byrdhill Road
Richmond, Virginia 23228
Phone: 800-234-2973 (toll free)
804-261-3000

EASTON (PA) MANUFACTURING, SALES AND SERVICE
1991 Northampton Street
Easton, Pennsylvania 18042
Phone: 800-677-6225 (from NY and Washington)
610-258-9111
Fax: 610-250-7202

CADMUS WHITEHALL GROUP

HEADQUARTERS, MANUFACTURING, SALES AND SERVICE
2750 Whitehall Park Drive
Charlotte, North Carolina 28273
Phone: 800-991-7225 (toll-free)
704-583-6600
Fax: 704-583-6780

FULFILLMENT
1337-A Wood Branch Drive
Charlotte, North Carolina 28273
Phone: 704-588-4280

Cadmus Communications Corporation

2003 Financial Information

To request a copy of the Form 10-K, call 1-877-4-CADMUS,
e-mail webmaster@cadmus.com, or write
Cadmus Communications Corporation,
Investor Relations, Suite 200,
1801 Bayberry Court, Richmond, VA 23226

Contents

Cadmus Communications Corporation and Subsidiaries

Selected Financial Data

The following data should be read in conjunction with the consolidated financial statements of the Company and Management's Discussion and Analysis that appear elsewhere in this report.

	Years Ended June 30,				
(Dollars in thousands, except per share data)	**2003**	2002	2001	2000	1999[1]
OPERATING DATA (see Note 1 to Consolidated Financial Statements)					
Net sales	**$446,919**	$447,279	$526,290	$552,692	$493,074
Cost of sales	**362,801**	365,873	433,071	444,304	402,998
Selling and administrative expenses	**51,443**	54,029	58,142	66,071	60,425
Restructuring and other charges	**12,015**	–	19,905	36,544	–
Net gain on divestitures	–	–	–	–	(9,521)
Operating income	**20,660**	27,377	15,172	5,773	39,172
Interest expense and securitization costs	**15,236**	17,203	22,414	24,491	13,707
Interest rate swap settlement charges	–	–	–	–	2,101
Other, net	**347**	292	(65)	(517)	811
Income (loss) from continuing operations before income taxes	**5,077**	9,882	(7,177)	(18,201)	22,553
Income tax expense (benefit)	**2,410**	4,891	(687)	(2,191)	8,840
Income (loss) from continuing operations	**2,667**	4,991	(6,490)	(16,010)	13,713
Loss from discontinued operations, net of tax[2]	–	(1,236)	–	–	–
Cumulative effect of change in accounting principle	**(56,301)**	–	–	–	–
Net income (loss)	**$ (53,634)**	$ 3,755	$ (6,490)	$ (16,010)	$ 13,713
PER SHARE DATA[3]					
Income (loss) from continuing operations	**$ 0.30**	$ 0.55	$ (0.73)	$ (1.78)	$ 1.65
Net income (loss)	**(5.94)**	0.41	(0.73)	(1.78)	1.65
Cash dividends	**0.20**	0.20	0.20	0.20	0.20
FINANCIAL POSITION					
Goodwill and other intangibles, net	**$114,755**	$167,788	$172,436	$182,823	$198,570
Total assets	**304,926**	369,595	397,428	423,184	523,846
Total debt	**146,805**	157,246	182,987	201,705	275,879
Total shareholders' equity	**32,408**	111,514	109,558	117,942	136,533
Total capital	**179,213**	268,760	292,545	319,647	412,412
SELECTED RATIOS					
Operating income margin	**4.6%**	6.1%	2.9%	1.0%	7.9%
Effective tax rate	**47.5%**	49.5%	9.6%	12.0%	39.2%
OTHER DATA					
Weighted-average common shares outstanding	**9,028**	9,049	8,938	8,990	8,336
Shares outstanding at fiscal year end	**9,050**	8,992	8,938	8,938	9,011
Stock market price data:					
High	**$ 11.970**	$ 14.640	$ 12.300	$ 15.000	$ 25.000
Low	**7.040**	6.750	5.500	6.125	12.625
Close (at fiscal year end)	**8.890**	11.220	11.110	9.750	13.750
Number of associates (approximate)	**2,800**	3,000	3,400	3,500	4,100

(1) In accordance with Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections," the Company has reclassified a $1.5 million ($0.9 million net of tax) loss on early extinguishment of debt from extraordinary loss on early extinguishment of debt to interest expense, and the corresponding tax effect, in the above schedule.

(2) The Company did not reclassify the results of the Creative Marketing division as a discontinued operation in prior years because the changes that would result from a reclassification would not be material to the consolidated financial statements for those years. See Note 1 to Consolidated Financial Statements.

(3) Income per share data assumes dilution.

Selected Financial Data – Reconciliation of GAAP to Non-GAAP Measures

The following data should be read in conjunction with the consolidated financial statements of the Company and Management's Discussion and Analysis that appear elsewhere in this report. In addition to results presented in accordance with generally accepted accounting principles ("GAAP"), the Company has included certain non-GAAP financial measures to provide information to assist investors in understanding the underlying operational performance of the Company. Refer to the Use of GAAP and Non-GAAP Measures section of Management's Discussion and Analysis for additional information on these measures.

	Years Ended June 30,				
(Dollars in thousands, except per share data)	**2003**	2002	2001	2000	1999
SELECTED NON-GAAP MEASURES					
Operating income, as reported	**$20,660**	$27,377	$15,172	$5,773	$39,172
Amortization	**–**	4,724	5,060	5,261	2,884
Restructuring and other charges	**12,015**	–	19,905	36,544	–
Net gain on divestitures	**–**	–	–	–	(9,521)
Operating income, as adjusted	**32,675**	32,101	40,137	47,578	32,535
Income (loss) from continuing operations, as reported	**2,667**	4,991	(6,490)	(16,010)	13,713
Income tax expense (benefit)	**2,410**	4,891	(687)	(2,191)	8,840
Amortization	**–**	4,724	5,060	5,261	2,884
Restructuring and other charges	**12,015**	–	19,905	36,544	–
Net gain on divestitures	**–**	–	–	–	(9,521)
Income from continuing operations before income taxes, as adjusted	**17,092**	14,606	17,788	23,604	15,916
Income tax expense, as adjusted	**6,495**	4,891	5,753	7,611	5,174
Income from continuing operations, as adjusted	**10,597**	9,715	12,035	15,993	10,742
Net income (loss), as reported	**(53,634)**	3,755	(6,490)	(16,010)	13,713
Cumulative effect of a change in accounting principle for goodwill	**56,301**	–	–	–	–
Discontinued operations	**–**	1,236	–	–	–
Income tax expense (benefit)	**2,410**	4,891	(687)	(2,191)	8,840
Interest	**14,602**	16,093	19,666	23,002	13,707
Securitization costs	**634**	1,110	2,748	1,489	–
Interest rate swap settlement charges	**–**	–	–	–	2,101
Depreciation	**19,325**	20,399	21,069	20,786	18,111
Amortization	**–**	4,724	5,060	5,261	2,884
Restructuring and other charges	**12,015**	–	19,905	36,544	–
Net gain on divestitures	**–**	–	–	–	(9,521)
EBITDA(1)	**$51,653**	$52,208	$61,271	$68,881	$49,835
PER SHARE DATA(2)					
Net income (loss) as reported	**$(5.94)**	$0.41	$(0.73)	$(1.78)	$1.65
Cumulative effect of change in accounting principle for goodwill	**6.24**	–	–	–	–
Discontinued operations	**–**	0.14	–	–	–
Amortization	**–**	0.52	0.57	0.58	0.35
Restructuring and other charges, net of tax	**0.87**	–	1.51	2.97	–
Net gain on divestitures, net of tax	**–**	–	–	–	(0.70)
Income, as adjusted	**$1.17**	$1.07	$1.35	$1.77	$1.30
SELECTED RATIOS					
Operating income margin, as reported	**4.6%**	6.1%	2.9%	1.0%	7.9%
Amortization	**–**	1.1	0.9	1.0	0.6
Restructuring and other charges	**2.7**	–	3.8	6.6	–
Net gain on divestitures	**–**	–	–	–	(1.9)
Operating income margin, as adjusted	**7.3%**	7.2%	7.6%	8.6%	6.6%
Net income (loss) margin, as reported	**(12.0)%**	0.8%	(1.2)%	(2.9)%	2.8%
Cumulative effect of a change in accounting principle for goodwill	**12.6**	–	–	–	–
Discontinued operations	**–**	0.3	–	–	–
Income tax expense (benefit)	**0.5**	1.1	(0.1)	(0.4)	1.8
Interest	**3.3**	3.6	3.7	4.2	2.8
Securitization costs	**0.1**	0.2	0.5	0.3	–
Interest rate swap settlement charges	**–**	–	–	–	0.4
Depreciation	**4.4**	4.6	4.0	3.7	3.6
Amortization	**–**	1.1	0.9	1.0	0.6
Restructuring and other charges	**2.7**	–	3.8	6.6	–
Net gain on divestitures	**–**	–	–	–	(1.9)
EBITDA(1) margin	**11.6%**	11.7%	11.6%	12.5%	10.1%

(1) Earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations and the impact of restructuring and other charges from the computation of EBITDA.

(2) Income per share data assumes dilution.

Management's Discussion and Analysis

GENERAL

Headquartered in Richmond, Virginia, Cadmus Communications Corporation (the "Company" or "Cadmus") provides end-to-end integrated graphic communications services to professional publishers, not-for-profit societies and corporations. Cadmus is the world's largest provider of content management and production services to scientific, technical and medical ("STM") journal publishers, the fifth largest periodicals printer in North America, and a leading provider of specialty packaging and promotional printing services.

ORGANIZATIONAL STRUCTURE

The Company is focused on two segments. The Publisher Services segment provides products and services to both not-for-profit and commercial publishers in three primary product lines: STM journals, special interest and trade magazines, and professional books and directories. Publisher Services provides a full range of content management, editorial, prepress, printing, reprinting, warehousing and distribution services under the division names of Cadmus Professional Communications and Cadmus Specialty Publications. During fiscal 2003, Cadmus Port City Press became a part of Cadmus Professional Communications due to operational and organizational changes. The Company's Specialty Packaging segment provides high quality specialty packaging and promotional printing, assembly, fulfillment and distribution services to consumer product and other customers.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company considers the following accounting policies to be critical policies which involve various estimation processes:

- Allowance for doubtful accounts
- Valuation of intangible assets and goodwill
- Pension and other post retirement benefits
- Income taxes
- Discontinued operations
- Self-insurance reserves

Allowance for doubtful accounts. Cadmus' policy with respect to its trade and notes receivable is to maintain an adequate allowance or reserve for doubtful accounts for estimated losses from the inability of customers or noteholders to make required payments. The Company's process to estimate the collectibility of its trade accounts receivable balances consists of two steps. First, the Company evaluates specific accounts for which it has information that the customer may have an inability to meet its financial obligations (e.g., bankruptcy). In these cases, the Company uses its judgment, based on available facts and circumstances, and records a specific allowance for that customer against the receivable to reflect the amount it expects to ultimately collect. Second, the Company establishes an additional reserve for all customers based on a range of percentages applied to aging categories, based on management's best estimate. The Company periodically evaluates the adequacy of its reserves on notes receivable based on the available facts and circumstances at the time. If the financial condition of Cadmus' customers or noteholders were to deteriorate and result in an impairment of their ability to make payments, additional allowances could be required.

Valuation of intangible assets and goodwill. Through fiscal 2002, the Company amortized costs in excess of fair value of net assets of businesses acquired (goodwill) using the straight-line method over a period not to exceed 40 years. Accordingly, recoverability was reviewed if events or changes in circumstances indicated that the carrying amount may not be recovered. Recoverability was determined by comparing the undiscounted net cash flows of the assets to which the goodwill applied to the net book value, including goodwill, of those assets.

Effective July 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which requires companies to discontinue amortizing goodwill and to perform annual impairment tests. In completing the transitional impairment test required by SFAS No. 142, the Company tested the net goodwill balances attributable to each of its reporting units for indications of impairment by comparing the fair value of each reporting unit to its carrying value. Fair value was determined using discounted cash flow estimates for each reporting unit in accordance with the provisions of SFAS No. 142. The preparation of such discounted cash flow estimates requires significant management judgment with respect to operating profit, growth rates, appropriate discount rates and residual values. Based on the initial impairment test as of July 1, 2002, the Company determined that goodwill related to its Specialty Publications division within the Publisher Services segment was impaired.

The Specialty Publications division primarily serves customers in the special-interest magazine market, which had been negatively impacted by the significant downturn in advertising spending (as a result of cost reduction initiatives undertaken by advertisers) resulting in fewer page counts and correspondingly lower net sales. In addition, due to excess capacity in the magazine printing industry, volume and pricing pressures also resulted in lower operating profits and cash flows. As a result, the discounted cash flow analysis for the Specialty Publications division produced a value that was lower than carrying value. Accordingly, the Company recorded an impairment charge of $56.3 million representing the entire balance of goodwill for this division in the first quarter of fiscal 2003. This charge is reflected as a cumulative effect of a change in accounting principle in the accompanying Consolidated Statements of Operations.

The Company completed its annual impairment test for fiscal 2003 as of April 1, 2003 in a manner consistent with its initial impairment test. As a result of the annual impairment test performed as of April 1, 2003, there were no indications of impairment and no adjustments to the carrying amount of goodwill were required. The total balance of goodwill as of June 30, 2003 relates to the Company's Publisher Services segment.

Pension and other post retirement benefits. The Company sponsors certain pension and other post retirement plans covering associates who meet eligibility requirements. Several factors are used to calculate the expense and liability related to the plans. These factors include assumptions determined by the Company about the discount rate, expected return on plan assets, and rate of future compensation increases. In addition, the Company's actuarial consultants use subjective factors such as withdrawal and mortality rates to estimate the impact of these trends on expense and liability amounts. The actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. While the Company believes its assumptions are appropriate, significant differences in actual experience or significant changes in the Company's assumptions may materially affect its pension and other post retirement obligations and its future expense. Two developments affected the Company's pension plan during fiscal 2003. Equity markets declined, which resulted in a decrease in the fair value of the plan's assets. In addition, as a result of a lower interest rate environment, the Company's discount rate used in the fiscal 2003 actuarial valuation was lower than the fiscal 2002 discount rate, resulting in an increase to the discounted value of the Company's pension liability. As a result, the Company recorded an additional minimum pension liability in accordance with SFAS No. 87, "Employer's Accounting for Pensions" totaling $36.2 million ($23.8 million net of taxes) upon completion of its annual pension valuations. The adjustment to the additional minimum pension liability was included in other accumulated comprehensive loss as a direct charge to shareholders' equity, net of related tax effects. Also in fiscal 2003, the Company's board of directors adopted a plan to freeze the Company's defined benefit pension plan to mitigate the volatility in pension expense and required cash contributions expected in future years. As a result of this event, a pension curtailment charge of $0.7 million was recognized and is included in restructuring and other charges in the Consolidated Statements of Operations. The Company expects to contribute approximately $8 million in cash to the defined benefit pension plan in fiscal 2004.

A one percentage-point change in the long-term rate of return on plan assets would have a $0.8 million impact on the 2004 pension expense and no impact on the accumulated benefit obligation. A one percentage-point change in the discount rate would have the following impact on 2004 pension expense and accumulated benefit obligation, respectively:

Change in discount rate:

	1-Percentage Point	
(In thousands)	Increase	Decrease
Effect on 2004 pension expense	$ (1,043)	$ 1,219
Effect on accumulated benefit obligation	(15,759)	19,727

Income taxes. As part of the process of preparing the consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which the Company operates. In addition to estimating the actual current tax liability, the Company must assess future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying Consolidated Balance Sheets, and operating loss carryforwards. Such differences result in deferred tax assets and liabilities, which are recorded on the Company's Consolidated Balance Sheets. Management then assesses the likelihood that deferred tax assets will be recovered from future taxable income, and, to the extent recovery is not considered likely, establishes a valuation allowance against those assets. The valuation allowance is based on estimates of future taxable income by jurisdictions in which the Company operates and the period over which the deferred tax assets will be recoverable. Judgment is involved in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation allowance recorded against the net deferred tax assets.

To the extent that actual results differ from management's estimates, new information results in changes to estimates, or there is a material change in the actual tax rates or time period within which the underlying temporary differences become taxable or deductible, the Company may need to establish an additional valuation allowance or adjust the effective tax rate which could materially impact the Company's financial position and results of operations.

Discontinued operations. In the third quarter of fiscal 2002, the Company recorded a $1.2 million loss, net of taxes, in connection with the sale of its Atlanta-based Creative Marketing division. The Company has reported the sale as a discontinued operation for fiscal 2002. The Company did not reclassify the results of the Creative Marketing division as a discontinued operation in prior years because the changes that would result from a reclassification would not be material to the consolidated financial statements for fiscal 2001. In addition, the impact of reclassifying would have no impact on the Company's compliance with loan covenants or other contractual requirements, and no significant impact on earnings trends.

Self-insurance reserves. The Company is self-insured for both medical and workers' compensation claims. The Company engages third party firms to provide claims processing for its medical and workers' compensation claims, and to calculate ultimate loss projections relative to its workers' compensation claims. The Company records its reserves for medical and workers' compensation claims based on the information supplied by the third party firms. The Company's policy is to adjust its workers' compensation reserve based on an analysis of individual claims at each reporting date. The Company maintains a medical reserve for claims incurred but not reported based on its best estimate of its ultimate cost of settling all claims incurred as of the reporting date.

SIGNIFICANT TRANSACTIONS

In addition to the goodwill impairment charge and the pension information discussed previously, the Company considers the following to be significant transactions:

Restructuring and other expenses. Over the course of the past several years, the Company has focused its operations around the Publisher Services and Specialty Packaging segments. As a result, the Company has exited non-strategic businesses and concentrated its resources on these two segments in an attempt to develop targeted solutions for its customers and to differentiate its products and services from its competitors. The information that follows will further describe the specific actions the Company took during fiscal 2003.

In the second quarter of fiscal 2003, the Company announced several actions to rationalize capacity and improve utilization within the Publisher Services segment, particularly in its special interest magazine operation. These included closure of the special interest magazine facility in East Stroudsburg, Pennsylvania, closure of the reprint department in Easton, Pennsylvania, and relocation of certain manufacturing equipment to other facilities within the Company. The Company also announced changes in the operating and management structure of the Company. In connection with these fiscal 2003 actions, the Company recorded pre-tax charges of $12.0 million ($7.9 million net of taxes), which included a pension curtailment charge of $0.7 million. These charges are included in restructuring and other charges on the Consolidated Statements of Operations. The Company anticipates that it will incur additional other exit costs of up to $0.6 million in fiscal 2004, primarily related to relocating fixed assets. Fiscal 2003 restructuring actions are expected to be completed by mid fiscal 2004.

Joint venture. On June 30, 2003, the Company entered into a joint venture agreement with Datamatics Technologies Limited ("Datamatics"), a leading business processing outsource service provider in India, resulting in the formation of KnowledgeWorks Global Limited ("KGL"). KGL provides a full range of content processing, content management and related services to STM publishers and other organizations around the world. Pursuant to the terms of the agreement, the Company purchased an 80% ownership interest in KGL and Datamatics has the remaining 20% ownership interest. The Company contributed $3.1 million related to KGL, and recorded additional set-up costs for the joint venture.

KGL has recently established a facility in Chennai, India to complement KGL's Mumbai, India facility. The Chennai facility should be in full production by January 2004 and will provide a range of highly automated content services for books and periodicals, including copy editing, issue management, composition, SGML/XML processing, and data conversion. The formation of KGL and the establishment of the Chennai facility are extensions of the offshore initiative the Company began in 2001. The Company anticipates that these offshore operations will allow it to expand production capacity, reduce turnaround times, lower overall costs, and grow its content management business in markets outside of North America and in markets other than scholarly publishing.

Management's Discussion and Analysis (Continued)

RESULTS OF OPERATIONS

The following table presents the major components from the Consolidated Statements of Operations as a percent of net sales for the fiscal years ended June 30, 2003, 2002, and 2001, respectively. Results of operations for fiscal 2002 reflect the Company's sale of its Atlanta-based Creative Marketing operation, which has been reported as a discontinued operation.

	Years Ended June 30,					
(Dollars in millions)	**2003**		2002		2001	
Net sales	**$446.9**	**100.0%**	$447.3	100.0%	$526.3	100.0%
Cost of sales	**362.8**	**81.2**	365.9	81.8	433.1	82.3
Selling and administrative expenses	**51.4**	**11.5**	54.0	12.1	58.1	11.0
Restructuring and other charges	**12.0**	**2.7**	–	–	19.9	3.8
Operating income	**20.7**	**4.6%**	27.4	6.1%	15.2	2.9%
Interest expense	**14.6**	**3.3**	16.1	3.6	19.7	3.7
Securitization costs	**0.6**	**0.1**	1.1	0.2	2.7	0.5
Other, net	**0.4**	**0.1**	0.3	0.1	–	–
Income (loss) from continuing operations before income taxes	**5.1**	**1.1%**	9.9	2.2%	(7.2)	(1.3)%
Income tax expense (benefit)	**2.4**	**0.5**	4.9	1.1	(0.7)	(0.1)
Income (loss) from continuing operations	**2.7**	**0.6%**	5.0	1.1%	(6.5)	(1.2)%
Loss from discontinued operations, net of tax	**–**	**–**	(1.2)	(0.3)	–	–
Cumulative effect of change in accounting principle	**(56.3)**	**(12.6)**	–	–	–	–
Net income (loss)	**$ (53.6)**	**(12.0)%**	$ 3.8	0.8%	$ (6.5)	(1.2)%
Capital expenditures	**$ 15.6**	**3.5%**	$ 12.0	2.7%	$ 15.9	3.0%

In addition to results presented in accordance with generally accepted accounting principles ("GAAP"), the Company has included certain non-GAAP financial measures to provide information to assist investors in understanding the underlying operational performance of the Company. Refer to the Use of GAAP and Non-GAAP Measures later in this section for additional information on these measures. The following table presents certain non-GAAP measures as a percent of net sales and should be read in conjunction with the consolidated financial statements of the Company.

	Years Ended June 30,					
(Dollars in millions)	2003		2002		2001	
Operating income, as reported	**$ 20.7**	**4.6%**	$27.4	6.1%	$15.2	2.9%
Amortization	**—**	**—**	4.7	1.1	5.1	0.9
Restructuring and other charges	**12.0**	**2.7**	—	—	19.9	3.8
Operating income, as adjusted	**$ 32.7**	**7.3%**	$32.1	7.2%	$40.1	7.6%
Income (loss) from continuing operations, as reported	**$2.7**	**0.6%**	$ 5.0	1.1%	$ (6.5)	(1.2)%
Income tax expense (benefit)	**2.4**	**0.5**	4.9	1.1	(0.7)	(0.1)
Amortization	**—**	**—**	4.7	1.1	5.1	0.9
Restructuring and other charges	**12.0**	**2.7**	—	—	19.9	3.8
Income (loss) from continuing operations before income taxes, as adjusted	**17.1**	**3.8**	14.6	3.3	17.8	3.4
Income tax expense, as adjusted	**6.5**	**1.5**	4.9	1.1	5.8	1.1
Income (loss) from continuing operations, as adjusted	**$ 10.6**	**2.4%**	$ 9.7	2.2%	$12.0	2.3%
Net income (loss), as reported	**$(53.6)**	**(12.0)%**	$ 3.8	0.8%	$ (6.5)	(1.2)%
Cumulative effect of change in accounting principle for goodwill	**56.3**	**12.6**	—	—	—	—
Discontinued operations	**—**	**—**	1.2	0.3	—	—
Income tax expense (benefit)	**2.4**	**0.5**	4.9	1.1	(0.7)	(0.1)
Interest	**14.6**	**3.3**	16.1	3.6	19.7	3.7
Securitization costs	**0.6**	**0.1**	1.1	0.2	2.7	0.5
Depreciation	**19.3**	**4.4**	20.4	4.6	21.1	4.0
Amortization	**—**	**—**	4.7	1.1	5.1	0.9
Restructuring and other charges	**12.0**	**2.7**	—	—	19.9	3.8
EBITDA[1]	**$ 51.7**	**11.6%**	$52.2	11.7%	$61.3	11.6%

(1) Earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations and the impact of restructuring and other charges from the computation of EBITDA.

Comparison of Fiscal 2003 with Fiscal 2002

Net Sales

Net sales for fiscal 2003 were $446.9 million, compared to $447.3 million in fiscal 2002, essentially flat year over year. Within the Publisher Services segment, which includes STM journal services, special interest magazines and books and directories, net sales totaled $388.5 million for fiscal 2003, compared to $395.4 million in the prior year, a decline of 2%. Growth in STM journal services was offset by declines in special interest magazines and books and directories due primarily to continued volume and pricing pressures caused by customer consolidation and industry overcapacity as well as softness in advertising within the special interest magazine division. Net sales for the Specialty Packaging segment were $58.4 million for fiscal 2003, compared to $51.9 million in fiscal 2002, an increase of 13%. The increase in net sales for this segment was attributable to new business wins, particularly in the health care market.

Cost of Sales

Cost of sales decreased to 81.2% of net sales for fiscal 2003, compared to 81.8% of net sales for fiscal 2002. The improvement was a result of better product mix in the STM journal services and Specialty Packaging operations, company-wide cost reduction efforts, improved facility efficiencies and improved offshore workflows within the Publisher Services segment.

Selling and Administrative Expenses

Selling and administrative expenses as a percentage of net sales were 11.5% and 12.1% for the years ended June 30, 2003 and 2002, respectively. The decrease in selling and administrative expenses was primarily attributable to the discontinuation of goodwill amortization. Amortization expense totaled $4.7 million, or 1.1% of net sales, in fiscal 2002. Other factors contributing to the year-over-year change in selling and administrative expenses were higher costs in fiscal 2003 for management incentives, additional accruals for bad debt expense, and costs incurred in connection with marketing programs and sales training.

Restructuring and Other Expenses

As previously discussed in Significant Transactions, in fiscal 2003, the Company recorded restructuring and other charges totaling $12.0 million ($7.9 million net of taxes). These charges included a pension curtailment charge of $0.7 million.

Operating Income

Operating income for fiscal 2003 was $20.7 million, compared to $27.4 million in fiscal 2002. Operating results for fiscal 2003 included $12.0 million in restructuring and other charges, while fiscal 2002 results included amortization expense of $4.7 million. In order to provide consistent comparisons of year-over-year operating results, the following reconciliation is provided:

(Dollars in thousands)	**2003**	**% of Sales**	2002	% of Sales
Operating income, as reported	**$20,660**	**4.6%**	$27,377	6.1%
Amortization expense	**–**	**–**	4,724	1.1
Restructuring and other charges	**12,015**	**2.7**	–	–
Operating income, as adjusted	**$32,675**	**7.3%**	$32,101	7.2%

Factors contributing to the increase in operating income, as adjusted, from fiscal 2002 were improved product mix, operating efficiencies, and offshore workflows within the Publisher Services segment offset by increases in sales, marketing and administrative expenses.

Interest and Other Expenses

Interest and securitization costs declined to $15.2 million in fiscal 2003, compared to $17.2 in fiscal 2002. The decrease in interest expense was due primarily to lower debt levels in fiscal 2003, lower year-over-year short-term interest rates, and the impact of the Company's interest rate swap agreement.

Income from Continuing Operations before Income Taxes

Income from continuing operations before income taxes totaled $5.1 million for fiscal 2003 compared to $9.9 million for fiscal 2002. These results reflect the impact of $12.0 million in restructuring and other charges reported for the fiscal year ended June 30, 2003, and amortization expense totaling $4.7 million for the fiscal year ended June 30, 2002, respectively. In order to provide consistent comparisons of year-over-year results, the following reconciliation is provided:

(Dollars in thousands)	**2003**	**% of Sales**	2002	% of Sales
Income from continuing operations before income taxes, as reported	**$ 5,077**	**1.1%**	$ 9,882	2.2%
Amortization expense	**–**	**–**	4,724	1.1
Restructuring and other charges	**12,015**	**2.7**	–	–
Income from continuing operations before income taxes, as adjusted	**$17,092**	**3.8%**	$14,606	3.3%

Income Taxes

The Company's income tax expense on continuing operations for fiscal 2003 was at an effective tax rate of 47.5%, compared to an effective tax rate of 49.5% for fiscal 2002. For fiscal 2003, the amount of tax expense from continuing operations differs from the amount obtained by application of the statutory U.S. rates to income from continuing operations primarily due to the effect of certain non-deductible restructuring charges and the impact of state income taxes. For fiscal 2002, income tax expense differs from the amount obtained by application of the statutory U.S. rate due primarily to the impact of non-deductible goodwill amortization.

Cumulative Effect of a Change in Accounting Principle

Through fiscal 2002, the Company amortized costs in excess of fair value of net assets of businesses acquired (goodwill) using the straight-line method over periods not to exceed 40 years. Recoverability was reviewed if events or changes in circumstances indicated that the carrying amount might not be recovered. Recoverability was determined by comparing the undiscounted net cash flows of the assets to which the goodwill applied to the net book value, including goodwill, of those assets.

Effective July 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires companies to discontinue amortizing goodwill and to perform annual impairment tests. In completing the transitional impairment test required by SFAS No. 142, the Company tested the net goodwill balances attributable to each of its reporting units for indications of impairment by comparing the fair value of each reporting unit to its carrying value. Fair value was determined using discounted cash flow estimates for each reporting unit in accordance with the provisions of SFAS No. 142. Based on the initial impairment test as of July 1, 2002, the Company determined that goodwill related to its Specialty Publications division within the Publisher Services segment was impaired. The Specialty Publications division primarily serves customers in the special interest magazine market, which had been negatively impacted by the significant downturn in advertising spending (as a result of cost reduction initiatives undertaken by advertisers) resulting in fewer page counts and correspondingly lower net sales. In addition, due to excess capacity in the magazine printing industry, volume and pricing pressures also resulted in lower operating profits and cash flows. As a result, the discounted cash flow analysis for the Specialty Publications division produced a value that was lower than carrying value. Accordingly, the Company recorded an impairment charge of $56.3 million representing the entire balance of goodwill for this division in the first quarter of fiscal 2003. This charge is reflected as a cumulative effect of a change in accounting principle in the accompanying Consolidated Statements of Operations.

Discontinued Operations

The Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" in the third quarter of fiscal 2002 in connection with the sale of its Atlanta-based Creative Marketing division. As a result of its adoption of this statement, the Company has reclassified the results of its Creative Marketing operation as a discontinued operation for fiscal 2002 (see Application of Critical Accounting Policies).

Earnings Per Share

Net income (loss) per share, assuming dilution, totaled $(5.94) in fiscal 2003 and $0.41 in fiscal 2002. In order to provide consistent comparisons of year-over-year results, the following reconciliation is provided which reflects the impact of the cumulative effect of a change in accounting principle for goodwill, discontinued operations, amortization expense, and restructuring and other charges, net of tax, on earnings per share for the fiscal years ended June 30, 2003 and 2002, respectively:

	2003	2002
Earnings per share, assuming dilution:		
Net income (loss), as reported	**$(5.94)**	$0.41
Cumulative effect of a change in accounting principle for goodwill	**6.24**	–
Discontinued operations	**–**	0.14
Amortization expense	**–**	0.52
Restructuring and other charges, net of taxes	**0.87**	–
Earnings per share assuming dilution, as adjusted	**$ 1.17**	$1.07

EBITDA

EBITDA for fiscal 2003 was $51.7 million compared to $52.2 million in fiscal 2002. The Company defines EBITDA as earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations, and the impact of restructuring and other charges from the computation. The Company believes EBITDA is a useful measure of operating performance before the impact of investing and financing transactions, making comparisons between companies' earnings power more meaningful and providing consistent comparisons of the Company's performance. In order to provide consistent comparisons of year-over-year EBITDA, the following reconciliation is provided:

(Dollars in thousands)	**2003**	**% of Sales**	2002	% of Sales
Net income (loss), as reported	**$(53,634)**	**(12.0)%**	$ 3,755	0.8%
Cumulative effect of a change in accounting principle	**56,301**	**12.6**	–	–
Discontinued operations	**–**	**–**	1,236	0.3
Income taxes	**2,410**	**0.5**	4,891	1.1
Interest	**14,602**	**3.3**	16,093	3.6
Securitization costs	**634**	**0.1**	1,110	0.2
Depreciation	**19,325**	**4.4**	20,399	4.6
Amortization	**–**	**–**	4,724	1.1
Restructuring and other charges	**12,015**	**2.7**	–	–
EBITDA	**$ 51,653**	**11.6%**	$52,208	11.7%

Comparison of Fiscal 2002 with Fiscal 2001

Net Sales

Net sales for fiscal 2002 were $447.3 million, compared to $526.3 million in fiscal 2001, a decline of 15%, due primarily to the impact of divested and closed operations in fiscal 2002 and 2001 related to the Company's former Atlanta-based technology related logistics operations, the closure and consolidation of one of the Company's Richmond-based commercial and magazine printing operations, and the sale of the Atlanta-based Creative Marketing division. Within the Publisher Services segment, which includes STM journal services, special interest magazines and books and directories, net sales totaled $395.4 million for fiscal 2002, compared to $452.4 million in the prior year, a decline of 13%. The remaining decline in year-over-year sales separate from the divested and closed operations for the Publisher Services segment was largely due to volume and pricing pressures as a result of customer consolidation, overcapacity and reduced demand in a weak economy, as well as continued softness in advertising pages that impacted the Specialty Publications division. Net sales for the Specialty Packaging segment were $51.9 million for fiscal 2002, compared to $59.1 million in fiscal 2001, a decrease of 12%. The decrease in sales compared to the prior year was primarily the result of the shutdown of the Company's Atlanta-based logistics operations in fiscal 2001.

Cost of Sales

Cost of sales decreased to 81.8% of net sales for fiscal 2002, compared to 82.3% of net sales for fiscal 2001. The improvement was primarily attributable to company-wide cost reduction efforts, improvement in facility efficiencies and improved product mix within the Specialty Packaging segment, offset in part by a reduction in sales revenues due to continued pricing pressures and decreased advertising revenues in the Specialty Publications division.

Selling and Administrative Expenses

Selling and administrative expenses as a percentage of net sales were 12.1% and 11.0% for the years ended June 30, 2002 and 2001, respectively. The increased percentage in fiscal 2002 reflected the impact of declining sales in fiscal 2002 and the effects in fiscal 2001 of a $1.5 million gain recognized under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and a $0.9 million gain resulting from the demutualization of one of the Company's pension investments.

Restructuring and Other Expenses

The Company recorded restructuring and other charges totaling $19.9 million ($13.5 million net of taxes) in fiscal 2001. Total restructuring and other costs consisted of asset write-downs of $5.5 million, the write-off of intangible assets related primarily to the Company's Atlanta-based logistics operations totaling $4.0 million, involuntary termination costs of $3.7 million, contract termination costs of $3.4 million, and other post-closure shutdown costs of $0.6 million. Involuntary termination costs related to approximately 250 associates. Restructuring and other charges for fiscal 2001 also included $2.7 million related to the final settlement of certain post-closing contingencies and other facility closure costs associated with the sale of the Company's Dynamic Diagrams subsidiary.

Operating Income

Operating income for fiscal 2002 was $27.4 million, compared to $15.2 million in fiscal 2001. Operating margins were favorably impacted by company-wide cost reduction efforts and improved facility efficiencies, which helped to mitigate the negative impacts of continued pricing pressures and reduction in advertising pages within the Publisher Services segment. Fiscal 2001 results reflect the impact of $19.9 million in restructuring and other charges. In order to provide consistent comparisons of year-over-year operating results, the following reconciliation is provided:

(Dollars in thousands)	2002	% of Sales	2001	% of Sales
Operating income, as reported	$27,377	6.1%	$15,172	2.9%
Amortization expense	4,724	1.1	5,060	0.9
Restructuring and other charges	–	–	19,905	3.8
Operating income, as adjusted	$32,101	7.2%	$40,137	7.6%

Interest and Other Expenses

Interest and securitization costs declined to $17.2 million in fiscal 2002, compared to $22.4 in fiscal 2001. The decline in interest expense was attributable to lower debt levels, lower year-over-year short-term interest rates and the impact of the Company's interest rate swap agreement. Interest expense for fiscal 2002 included $0.3 million in deferred loan cost write-offs in connection with an amendment to the Company's senior bank credit facility.

Income (Loss) from Continuing Operations before Income Taxes

Income (loss) from continuing operations before income taxes totaled $9.9 million for fiscal 2002, compared to $(7.2) million for fiscal 2001. These results reflect the impact of $19.9 million in restructuring and other charges reported for fiscal 2001, and amortization expense totaling $4.7 million and $5.1 million for fiscal years 2002 and 2001, respectively. In order to provide consistent comparisons of year-over-year results, the following reconciliation is provided:

(Dollars in thousands)	2002	% of Sales	2001	% of Sales
Income (loss) from continuing operations before income taxes, as reported	$ 9,882	2.2%	$ (7,177)	(1.3)%
Amortization expense	4,724	1.1	5,060	0.9
Restructuring and other charges	–	–	19,905	3.8
Income from continuing operations before income taxes, as adjusted	$14,606	3.3%	$17,788	3.4%

Income Taxes

The Company's income tax expense on continuing operations for fiscal 2002 was at an effective tax rate of 49.5%, compared to an income tax benefit at an effective tax rate of 9.6% for fiscal 2001. The effective tax rate for fiscal 2001 reflects the impact of restructuring and other charges recorded. The variation in rates was primarily attributable to the impact of non-tax deductible goodwill amortization and the recognition of certain state net operating loss carry-forwards in fiscal 2001.

Discontinued Operations

In the third quarter of fiscal 2002, the Company recorded a $1.2 million loss, net of taxes, in connection with the sale of its Atlanta-based Creative Marketing division. The Company has reported the sale as a discontinued operation in fiscal 2002 (see Application of Critical Accounting Policies).

Earnings Per Share

Net income per share, assuming dilution, totaled $0.41 in fiscal 2002, compared to a net loss per share of $(0.73) in fiscal 2001. In order to provide consistent comparisons of year-over-year results, the following reconciliation is provided which reflects the impact of discontinued operations, amortization expense, and restructuring and other charges, net of tax, on earnings per share for the fiscal years ended June 30, 2002 and 2001, respectively:

	2002	2001
Earnings per share, assuming dilution:		
Net income (loss), as reported	$0.41	$(0.73)
Discontinued operations	0.14	–
Amortization expense	0.52	0.57
Restructuring and other charges, net of taxes	–	1.51
Earnings per share assuming dilution, as adjusted	$1.07	$ 1.35

EBITDA

EBITDA for fiscal 2002 was $52.2 million compared to $61.3 million in fiscal 2001. The Company defines EBITDA as earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations, and the impact of restructuring and other charges from the computation. The Company believes EBITDA is a useful measure of operating performance before the impact of investing and financing transactions, making comparisons between companies' earnings power more meaningful and providing consistent comparisons of the Company's performance. In order to provide consistent comparisons of year-over-year EBITDA, the following reconciliation is provided:

(Dollars in thousands)	2002	% of Sales	2001	% of Sales
Net income (loss), as reported	$ 3,755	0.8%	$ (6,490)	(1.2%)
Discontinued operations	1,236	0.3	–	–
Income taxes	4,891	1.1	(687)	(0.1)
Interest	16,093	3.6	19,666	3.7
Securitization costs	1,110	0.2	2,748	0.5
Depreciation	20,399	4.6	21,069	4.0
Amortization	4,724	1.1	5,060	0.9
Restructuring and other charges	–	–	19,905	3.8
EBITDA	$52,208	11.7%	$ 61,271	11.6%

USE OF GAAP AND NON-GAAP MEASURES

In addition to results presented in accordance with generally accepted accounting principles ("GAAP"), the Company has included in this report the following non-GAAP financial measures: (1) "operating income" adjusted to exclude restructuring and other charges of $12.0 million and $19.9 million in fiscal years ended June 30, 2003 and 2001, respectively, and adjusted to add amortization expense of $4.7 million and $5.1 million in fiscal years ended June 30, 2002 and 2001, respectively, (2) "income from continuing operations before income taxes" adjusted in the same manner and for the same items as operating income, (3) "earnings per share" adjusted to exclude restructuring and other charges in the same manner as operating income for fiscal year 2003, and to exclude the impact in fiscal 2003 of the $56.3 million cumulative effect of a change in accounting principle, which was recorded upon the Company's adoption of SFAS No. 142; adjusted to add the impact of the amortization expense described in operating income above and exclude the impact of the loss from discontinued operations of $1.2 million for fiscal 2002; and adjusted for fiscal 2001 to add the impact of the amortization expense described in operating income above and exclude restructuring and other charges in the same manner as operating income for fiscal year 2003; and (4) "EBITDA" and "EBITDA margin" as a percent of net sales with EBITDA being defined by the Company as earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations, and the impact of restructuring and other charges from the computation of EBITDA. For each non-GAAP financial measure, the Company has presented the most directly comparable GAAP financial measure and has reconciled the non-GAAP financial measure with such comparable GAAP financial measure.

These non-GAAP financial measures provide useful information to investors to assist in understanding the underlying operational performance of the Company. Specifically, (1) the exclusion of restructuring and other charges permits comparisons of results for on-going business facilities under the current operating structure; (2) the exclusion of amortization expense in fiscal 2002 and 2001 provides consistent comparisons, as amortization expense is not recorded in fiscal 2003 upon adoption of SFAS No. 142, and year-over-year comparisons would be positively inflated without the adjustment, (3) the exclusion of the cumulative effect of a change in accounting principle permits comparisons without the impact of financial results driven solely by the adoption of new accounting pronouncements, (4) the exclusion of the impact of discontinued operations permits comparisons for continuing business operations; and (5) EBITDA and EBITDA margin as a percent of net sales are useful measures of operating performance before the impact of investing and financing transactions, making comparisons between companies' earnings power more meaningful and providing consistent period-over-period comparisons of the Company's performance. In addition, the Company uses these non-GAAP financial measures internally to measure its on-going business performance and in reports to bankers to permit monitoring of the Company's ability to repay outstanding liabilities.

Liquidity and Capital Resources

Operating Activities

Net cash provided by operating activities for fiscal year 2003 totaled $32.1 million, compared to $41.0 million in fiscal 2002. This $8.9 million decrease was primarily attributable to working capital changes and $5.6 million in contributions to the Company's pension plan. The most significant working capital changes relate to timing of certain payments to the Company's larger vendors and increases in inventory levels to satisfy demands of a new health care customer. The decrease in accounts receivable is primarily attributable to improved collection experience with customer accounts. The year-over-year decrease in net cash provided by operating activities was partially offset by a $0.6 million decrease in restructuring payments. The Company expects to contribute approximately $8 million in cash to the defined benefit pension plan in fiscal 2004.

Net cash provided by operating activities was $41.0 million for fiscal 2002, compared to $36.5 million for fiscal 2001. The $4.5 million improvement was primarily attributable to reduced working capital commitments as a result of inventory reduction initiatives, disbursements management, a decrease in required cash contributions to the Company's pension plan and a decrease in restructuring payments made.

Investing Activities

Net cash used in investing activities was $15.6 million for the fiscal year 2003, compared to $6.8 million in the prior year. Capital expenditures for the fiscal year 2003 totaled $15.6 million compared to $12.0 million for 2002, and included investments primarily in software and product development for content management services, new business and operating systems, digital prepress equipment and building and equipment improvements. Proceeds from the sale of property, plant and equipment in fiscal 2003 totaled $3.4 million, and related primarily to the sale of a Richmond facility and a press at the Company's East Stroudsburg, Pennsylvania location. Also during fiscal 2003, the Company invested $3.1 million in a joint venture formed with Datamatics Technologies Limited, a leading business processing outsource service provider in India, and recorded additional set-up costs for the joint venture. The Company estimates that capital expenditures for fiscal 2004 will be approximately $14.0 million to $17.0 million.

Proceeds from the sale of property, plant and equipment in fiscal 2002 totaled $3.7 million, and related primarily to the sale of a composition facility located in Akron, Pennsylvania, a press at the Company's Charlotte facility, and a warehouse located in Lancaster, Pennsylvania. Net proceeds from divested operations totaled $1.5 million and related to the sale of the Company's Atlanta-based Creative Marketing division.

Net cash used in investing activities totaled $13.0 million in fiscal 2001. Capital expenditures were $15.9 million and included investments in digital prepress equipment, manufacturing equipment, and new business and manufacturing systems. Partially offsetting these expenditures was $3.4 million in proceeds from the sale of the Company's former point of purchase manufacturing facility in Atlanta and the sale of certain manufacturing equipment. During fiscal 2001, the Company made a $3.1 million strategic investment in Xyvision Enterprise Solutions, Inc., a developer of XML content management and publishing software. The Company also realized net proceeds of $4.2 million related to the sale of its Dynamic Diagrams subsidiary.

Financing Activities

Net cash used in financing activities was $17.2 million for fiscal year 2003, compared to $36.2 million for the fiscal year 2002. Cash provided by operating activities was used to pay down $12.5 million on the Company's revolving credit facility and to fund $1.8 million in dividend payments. A higher subordinated interest in the Company's accounts receivable securitization program reflected changes in methods of calculating eligible receivables brought about by amendments to the securitization program and certain negative trends in the receivables aging during the year which have been a focus of management's working capital initiatives. These factors contributed to a $2.9 million reduction in funding under the Company's receivables securitization program.

On June 21, 2002, the Company amended its senior bank credit agreement to provide for a $78.0 million revolving bank facility with a group of six banks, reducing the commitment from the Company's $105.0 million amended and restated senior bank credit agreement dated June 2001. The facility is secured by substantially all of the Company's real, personal, and mixed property, is jointly and severally guaranteed by each of the Company's present and future significant subsidiaries, and is secured by a pledge of the capital stock of present and future significant subsidiaries. The senior bank credit facility is scheduled to mature on March 31, 2004. Management intends to, and anticipates that it will be able to, refinance the senior bank credit facility prior to its scheduled maturity.

The Company uses an accounts receivable securitization program to fund some of its working capital requirements. At June 30, 2003 and 2002, approximately $57.4 million and $59.6 million, respectively, of accounts receivable had been sold on a revolving and non-recourse basis to the wholly-owned, bankruptcy-remote subsidiary. At June 30, 2003 and 2002, approximately $26.7 million and $29.5 million, respectively, of net accounts receivable had been sold by the Company's wholly-owned, bankruptcy-remote subsidiary without recourse to an unrelated third party purchaser under the securitization program, and the sales were reflected in the Consolidated Balance Sheets as a reduction of accounts receivable with the proceeds used to repay a corresponding amount of borrowing under the Company's senior bank credit facility. The Company's securitization program is an annual program subject to one-year renewals each October. In the event the program expired without renewal or was terminated, the Company has sufficient liquidity and availability under its senior bank credit facility to fund its working capital requirements.

Long-term debt at June 30, 2003, was $134.0 million, down $23.2 million from $157.2 million at June 30, 2002. Additionally, the Company has $12.8 million in current maturities of long-term debt, scheduled to mature March 31, 2004.

For the fiscal year ended June 30, 2002, the Company utilized cash provided by operations to pay down $23.7 million on the Company's revolving credit facility, to pay off a $2.6 million mortgage on the Company's Lancaster facility, and to fund $1.8 million in dividend payments. At June 30, 2002 there was a reduction of $8.5 million in funding under the Company's receivables securitization program. The Company also received $0.4 million in proceeds from the exercise of stock options.

Net cash used in financing activities was $26.8 million for fiscal 2001. Short-term borrowings and cash provided by operating activities were used to fund working capital requirements, to pay down $25.0 million in debt (net of debt reduction due to the receivables securitization program), and to fund $1.8 million in dividend payments.

The primary cash requirements of the Company are for debt service, capital expenditures, working capital, taxes, pension funding and dividends. The primary sources of liquidity are cash flow provided by operations and unused capacity under its senior bank credit and receivables securitization facilities. The Company's senior bank credit facility is scheduled to mature on March 31, 2004. Management intends to, and anticipates that it will be able to, refinance the senior bank credit facility prior to its scheduled maturity. The future operating performance and the ability to service or refinance the Company's debt depends on the ability to implement the business strategy and on general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond the control of the Company. The Company believes that these sources will provide sufficient liquidity and capital resources to meet its operating requirements for capital expenditures and working capital.

Market Risk

At June 30, 2003 and 2002, the Company had one fixed-to-floating fair value interest rate swap agreement outstanding with a notional amount of $35.0 million. This swap was entered into to convert $35.0 million of the Company's 9.75% senior subordinated notes due in fiscal 2009 to floating rate debt. The initial term of the swap agreement expires in fiscal 2009, and the counterparty has an option to terminate the agreement in fiscal 2004. Under the swap agreement, the Company receives interest payments at a fixed rate of 9.75% and pays interest at a variable rate that is based on six-month LIBOR plus a spread. The six-month LIBOR rate is reset each December 1 and June 1. The swap agreement is an effective hedge. The fair value of the Company's interest rate swap agreement was $2.6 million and $0.5 million at June 30, 2003 and 2002, respectively, which is recorded in the Consolidated Balance Sheets in other long term assets with an offset in long term debt in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." At June 30, 2001, the Company had no fixed-to-floating interest rate swap agreements outstanding. In December 2000, the Company terminated the two fixed-to-floating interest rate swap agreements that had been outstanding at June 30, 2000, with an aggregate notional amount of $40.0 million. These swaps were entered into in June 2000 in conjunction with the termination and amendment of swaps that were entered into in fiscal 1999. The swaps had similar terms and conditions to hedge against changes in the fair market value of the 9.75% senior subordinated notes due in fiscal 2009. Under the terms of this agreement, the Company received interest payments at a fixed rate of 9.75%. The Company paid interest at a variable rate that is based on three-month LIBOR plus a spread for each of the swap agreements. The Company recognized gains of $1.5 million in fiscal 2001 when the swaps were adjusted to fair value.

The notional amount of each swap contract does not represent exposure to credit loss. In the event of default by the counterparties, the risk, if any, is the cost of replacing the swap agreement at current market rates. The Company continually monitors its positions and the credit rating of its counterparties and limits the amount of agreements it enters into with any one party. Management does not anticipate nonperformance by the counterparties; however, if incurred, any such loss should be immaterial. Additional information on the hedging instruments is provided in Note 8 to the Consolidated Financial Statements.

If short-term interest rates were to be either higher or lower by one percentage point throughout fiscal 2004, and assuming the average amount outstanding under the Company's senior bank credit facility were consistent with fiscal 2003 and that the average interest rate paid by the Company on the floating portion of its fair value interest rate swap agreement were to be either higher or lower by one percentage point throughout fiscal 2004, the Company's interest expense and income before taxes would change by approximately $0.6 million. If program costs under the securitization program were to be either higher or lower by one percentage point throughout fiscal 2004, and assuming the average amount outstanding under the Company's securitization program were consistent with fiscal 2003, the Company's securitization costs and income before taxes would change by approximately $0.3 million.

Off Balance Sheet Items

In the normal course of business, the Company is a party to certain off-balance sheet arrangements including guarantees and indemnifications in connection with divested or sold operations and financial instruments with off-balance sheet risk, such as standby letters of credit and the accounts receivable securitization program. Liabilities related to these arrangements are not reflected in the Company's Consolidated Balance Sheets, and management does not expect any material adverse effects on its financial condition, results of operations or cash flows to result from these off-balance sheet arrangements.

The Company remains a guarantor on real estate lease obligations, totaling approximately $0.4 million annually through September 2009, for a facility in Atlanta related to the Creative Marketing division, which was sold in the third quarter of fiscal 2002.

The Company maintains certain standby letters of credit to secure its obligations for workers' compensation programs. At June 30, 2003, the Company had $2.5 million of standby letters of credit outstanding and had no claims against those letters of credit. The Company participates in an accounts receivable securitization program (see Financing Activities within Management's Discussion and Analysis and Note 9 to the Consolidated Financial Statements). At June 30, 2003, approximately $26.7 million of net accounts receivable had been sold and were reflected as a reduction of accounts receivable with the proceeds used to repay a corresponding amount of borrowing under the Company's senior bank credit facility.

Obligations and Commitments

The Company is a party to certain contractual obligations and commitments as summarized in the following table.

(In thousands)	Total	Payments due by period Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Long-term debt obligations	$146,805	$12,800	$ –	$ –	$134,005
Operating lease obligations	38,633	6,487	10,433	6,998	14,715
Executive employment contracts	1,125	375	750	–	–
Unconditional purchase obligations	4,644	3,981	533	130	–
Other long-term liabilities	5,649	1,261	1,950	1,300	1,138
Total contractual obligations and commitments	$196,856	$24,904	$13,666	$8,428	$149,858

In addition, the Company is required to make certain minimum contributions to its defined benefit pension plan. The amount of any contributions will directly depend upon future changes in investment values, rates of returns, discount rates, plan benefits and design, and changes in regulatory or legislative rules covering such plans, among other factors. The Company's board of directors voted to freeze the Cadmus defined benefit pension plan in fiscal 2003 in order to mitigate the volatility in pension expense and required cash contributions expected in future years. The Company expects to contribute approximately $8.0 million in cash to the defined benefit pension plan in fiscal 2004, to mitigate, or perhaps eliminate, payments required to be made to the plan in fiscal 2005. Management is unable to provide estimates of contributions in future years based on the variable factors noted above.

Statements contained in the previous discussion and throughout this report relating to Cadmus' future prospects and performance are "forward-looking statements" that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Factors that could cause actual results to differ materially from management's expectations include but are not limited to: (1) the overall economic environment, (2) the equity market performance and interest rate environment, which can impact our pension liability, (3) our ability to develop and market new capabilities and services to take advantage of technology changes in the publishing process, especially for scientific, technical and medical journals, (4) significant price pressure in the markets in which we compete, (5) the loss of significant customers or the decrease in demand from customers, (6) our ability to continue to obtain improved efficiencies and lower production costs, (7) the financial condition and ability to pay of certain customers, (8) the impact of industry consolidation among key customers, and (9) our ability to operate effectively in markets outside of North America. Other risk factors are detailed from time to time in our Securities and Exchange Commission filings. The information provided in this report is provided only as of the date of this report, and we undertake no obligation to update any forward-looking statements made herein

Cadmus Communications Corporation and Subsidiaries

Selected Quarterly Data (Unaudited)

2003 Quarters Ended (In thousands, except per share data)	Sept 30	Dec 31	Mar 31	June 30
Net sales	$105,425	$113,696	$113,437	$114,361
Operating income (loss)	7,196	(621)	7,458	6,627
Income (loss) from continuing operations before cumulative effect of change in accounting principle for goodwill	1,973	(3,182)	2,172	1,704
Cumulative effect of a change in accounting principle for goodwill	(56,301)	–	–	–
Net income (loss)	(54,328)	(3,182)	2,172	1,704
Per share data:[1]				
Income (loss) from continuing operations before cumulative effect of change in accounting principle for goodwill	0.22	(0.35)	0.24	0.19
Cumulative effect of a change in accounting principle for goodwill	(6.24)	–	–	–
Net income (loss)	(6.02)	(0.35)	0.24	0.19
Cash dividends	0.05	0.05	0.05	0.05
Stock market price data:				
High	$ 11.44	$ 11.75	$ 11.97	$ 11.00
Low	8.07	8.38	7.04	7.57
Close	9.64	11.11	8.00	8.89
Selected Non-GAAP Measures[2]				
Operating income, as adjusted	$ 7,196	$ 8,300	$ 8,588	$ 8,591
Income from continuing operations, as adjusted	1,973	2,705	2,918	3,001
Income per share, as adjusted[1]	0.22	0.30	0.32	0.33
EBITDA[3]	12,047	13,052	13,248	13,306

2002 Quarters Ended (In thousands, except per share data)	Sept 30[4]	Dec 31[4]	Mar 31	June 30
Net sales	$111,249	$114,354	$112,656	$109,020
Operating income	5,852	6,846	7,363	7,316
Income from continuing operations	561	1,332	1,548	1,550
Income (loss) from discontinued operations, net of tax	(39)	8	(1,205)	–
Net income	522	1,340	343	1,550
Per share data:[1]				
Income from continuing operations	0.06	0.15	0.17	0.17
Loss from discontinued operations	–	–	(0.13)	–
Net income	0.06	0.15	0.04	0.17
Cash dividends	0.05	0.05	0.05	0.05
Stock market price data:				
High	$ 12.16	$ 11.50	$ 12.00	$ 14.64
Low	6.75	7.90	10.15	10.95
Close	8.60	10.75	11.95	11.22
Selected Non-GAAP Measures[2]				
Operating income, as adjusted	$ 7,055	$ 8,019	$ 8,537	$ 8,490
Income from continuing operations, as adjusted	1,764	2,505	2,722	2,724
Income per share, as adjusted[1]	0.20	0.28	0.30	0.30
EBITDA[3]	12,035	13,016	13,803	13,354

(1) Income per share data assumes dilution.

(2) In addition to results presented in accordance with generally accepted accounting principles ("GAAP"), the Company has included certain non-GAAP financial measures to provide information to assist investors in understanding the underlying operational performance of the Company. Refer to the "Selected Quarterly Data – Reconciliation of GAAP to Non-GAAP Measures" which follows this table for additional information on these measures.

(3) Earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations and the impact of restructuring and other charges from the computation of EBITDA.

(4) Results of operations for fiscal year 2002 have been reclassified to reflect the sale of the Company's Creative Marketing division as a discontinued operation in the third quarter of fiscal 2002. See Note 1 to Consolidated Financial Statements.

Selected Quarterly Data – Reconciliation of GAAP to Non-GAAP Measures (Unaudited)

In addition to results presented in accordance with generally accepted accounting principles ("GAAP"), the Company has included certain non-GAAP financial measures to provide information to assist investors in understanding the underlying operational performance of the Company. Refer to the Use of GAAP and Non-GAAP Measures section of Management's Discussion and Analysis for additional information on these measures.

SELECTED NON-GAAP MEASURES (In thousands, except per share data)

2003 Quarters Ended	Sept 30	Dec 31	Mar 31	June 30
Operating income (loss), as reported	$ 7,196	$ (621)	$ 7,458	$ 6,627
Restructuring and other charges	-	8,921	1,130	1,964
Operating income, as adjusted	$ 7,196	$ 8,300	$ 8,588	$ 8,591
Income (loss) from continuing operations, as reported	$ 1,973	$ (3,182)	$ 2,172	$ 1,704
Income tax expense (benefit)	1,210	(1,376)	1,405	1,171
Restructuring and other charges	–	8,921	1,130	1,964
Income from continuing operations before income taxes, as adjusted	3,183	4,363	4,707	4,839
Income tax expense, as adjusted	1,210	1,658	1,789	1,838
Income from continuing operations, as adjusted	$ 1,973	$ 2,705	$ 2,918	$ 3,001
Net income (loss) per share, as reported[1]	$ (6.02)	$ (0.35)	$ 0.24	$ 0.19
Cumulative effect of change in accounting principle for goodwill	6.24	–	–	–
Restructuring and other charges, net of tax	–	0.65	0.08	0.14
Income per share, as adjusted	$ 0.22	$ 0.30	$ 0.32	$ 0.33
Net income (loss), as reported	$ (54,328)	$ (3,182)	$ 2,172	$ 1,704
Cumulative effect of a change in accounting principle for goodwill	56,301	–	–	–
Income tax expense (benefit)	1,210	(1,376)	1,405	1,171
Interest	3,763	3,692	3,617	3,530
Securitization costs	188	176	131	139
Depreciation	4,913	4,821	4,793	4,798
Restructuring and other charges	–	8,921	1,130	1,964
EBITDA[2]	$ 12,047	$13,052	$13,248	$13,306

2002 Quarters Ended	Sept 30[3]	Dec 31[3]	Mar 31	June 30
Operating income, as reported	$ 5,852	$ 6,846	$ 7,363	$ 7,316
Amortization	1,203	1,173	1,174	1,174
Operating income, as adjusted	$ 7,055	$ 8,019	$ 8,537	$ 8,490
Income from continuing operations, as reported	$ 561	$ 1,332	$ 1,548	$ 1,550
Income tax expense	457	1,164	1,750	1,520
Amortization	1,203	1,173	1,174	1,174
Income from continuing operations before income taxes, as adjusted	2,221	3,669	4,472	4,244
Income tax expense, as adjusted	457	1,164	1,750	1,520
Income from continuing operations, as adjusted	$ 1,764	$ 2,505	$ 2,722	$ 2,724
Net income per share, as reported[1]	$ 0.06	$ 0.15	$ 0.04	$ 0.17
Discontinued operations	–	–	0.13	–
Amortization	0.14	0.13	0.13	0.13
Income per share, as adjusted	$ 0.20	$ 0.28	$ 0.30	$ 0.30
Net income, as reported	$ 522	$ 1,340	$ 343	$ 1,550
Discontinued operations	39	(8)	1,205	–
Income tax expense	457	1,164	1,750	1,520
Interest	4,379	3,955	3,773	3,986
Securitization costs	383	309	220	198
Depreciation	5,052	5,083	5,338	4,926
Amortization	1,203	1,173	1,174	1,174
EBITDA[2]	$ 12,035	$13,016	$13,803	$13,354

(1) Income per share data assumes dilution.

(2) Earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations and the impact of restructuring and other charges from the computation of EBITDA.

(3) Results of operations for fiscal year 2002 have been reclassified to reflect the sale of the Company's Creative Marketing division as a discontinued operation in the third quarter of fiscal 2002. See Note 1 to Consolidated Financial Statements.

Cadmus Communications Corporation and Subsidiaries

Consolidated Statements of Operations

(In thousands, except per share data)	Years Ended June 30, 2003	2002	2001
Net sales	**$446,919**	$ 447,279	$ 526,290
Operating expenses:			
Cost of sales	**362,801**	365,873	433,071
Selling and administrative	**51,443**	54,029	58,142
Restructuring and other charges	**12,015**	–	19,905
	426,259	419,902	511,118
Operating income	**20,660**	27,377	15,172
Interest and other expenses:			
Interest	**14,602**	16,093	19,666
Securitization costs	**634**	1,110	2,748
Other, net	**347**	292	(65)
	15,583	17,495	22,349
Income (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle for goodwill	**5,077**	9,882	(7,177)
Income tax expense (benefit)	**2,410**	4,891	(687)
Income (loss) from continuing operations before cumulative effect of a change in accounting principle for goodwill	**2,667**	4,991	(6,490)
Loss from discontinued operations, net of $40 in income taxes	**–**	(1,236)	–
Cumulative effect of a change in accounting principle for goodwill	**(56,301)**	–	–
Net income (loss)	**$ (53,634)**	$ 3,755	$ (6,490)
Earnings per share - basic:			
Income (loss) from continuing operations	**$ 0.30**	$ 0.56	$ (0.73)
Loss from discontinued operations	**–**	(0.14)	–
Cumulative effect of change in accounting principle for goodwill	**(6.25)**	–	–
Net income (loss)	**$ (5.95)**	$ 0.42	$ (0.73)
Weighted-average common shares outstanding	**9,012**	8,962	8,938
Earnings per share - diluted:			
Income (loss) from continuing operations	**$ 0.30**	$ 0.55	$ (0.73)
Loss from discontinued operations	**–**	(0.14)	–
Cumulative effect of change in accounting principle for goodwill	**(6.24)**	–	–
Net income (loss)	**$ (5.94)**	$ 0.41	$ (0.73)
Weighted-average common shares outstanding, assuming dilution	**9,028**	9,049	8,938

See accompanying Notes to Consolidated Financial Statements

Cadmus Communications Corporation and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share data)	At June 30, 2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 566	$ 1,196
Accounts receivable, less allowance for doubtful accounts ($2,089 in 2003 and $1,962 in 2002)	30,123	34,845
Inventories	22,347	19,545
Deferred income taxes	1,981	3,653
Prepaid expenses and other	6,947	4,791
Total current assets	61,964	64,030
Property, plant and equipment, net	107,853	119,989
Assets held for sale	842	4,051
Goodwill, net	109,884	166,185
Other intangibles, net	4,871	1,603
Other assets	19,512	13,737
TOTAL ASSETS	$304,926	$ 369,595
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 12,800	$ –
Accounts payable	33,681	38,322
Accrued expenses and other current liabilities	31,255	24,966
Restructuring reserve	1,110	1,127
Total current liabilities	78,846	64,415
Long-term debt, less current maturities	134,005	157,246
Other long-term liabilities	59,667	36,420
Total liabilities	272,518	258,081
Shareholders' equity:		
Common stock ($0.50 par value; authorized shares-16,000,000; issued and outstanding shares- 9,049,592 in 2003 and 8,992,092 in 2002)	4,525	4,496
Capital in excess of par value	68,342	67,805
Unearned compensation	(514)	(77)
Retained earnings (deficit)	(15,157)	40,282
Accumulated other comprehensive loss	(24,788)	(992)
Total shareholders' equity	32,408	111,514
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$304,926	$ 369,595

See accompanying Notes to Consolidated Financial Statements

Cadmus Communications Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	Years Ended June 30,		
(In thousands)	**2003**	2002	2001
OPERATING ACTIVITIES			
Net income (loss)	**$(53,634)**	$ 3,755	$ (6,490)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**19,325**	25,282	26,129
Restructuring and other charges	**12,015**	–	19,905
Loss on disposal of discontinued operations	**–**	1,205	–
Cumulative effect of change in accounting principle for goodwill	**56,301**	–	–
Other, net	**3,808**	2,153	1,306
	37,815	32,395	40,850
Changes in operating assets and liabilities, excluding effects of acquisitions:			
Accounts receivable, excluding effects of securitization	**7,524**	3,695	3,598
Inventories	**(2,815)**	2,861	(29)
Accounts payable and accrued expenses	**1,462**	7,135	2,086
Restructuring payments	**(3,532)**	(4,110)	(7,401)
Other current assets	**(2,161)**	1,091	1,827
Pension payments	**(5,626)**	(2,053)	(5,795)
Other, net	**(559)**	23	1,355
	(5,707)	8,642	(4,359)
Net cash provided by operating activities	**32,108**	41,037	36,491
INVESTING ACTIVITIES			
Purchases of property, plant and equipment	**(15,636)**	(12,017)	(15,911)
Proceeds from sales of property, plant and equipment	**3,397**	3,696	3,355
Investment in unconsolidated businesses	**–**	–	(3,132)
Investment in joint venture	**(3,349)**	–	–
Net proceeds from sale of divested businesses	**–**	1,500	4,207
Other, net	**–**	–	(1,484)
Net cash used in investing activities	**(15,588)**	(6,821)	(12,965)
FINANCING ACTIVITIES			
Net payments on receivables securitization program	**(2,890)**	(8,453)	(6,300)
Repayment of long-term borrowings	**–**	(2,572)	(118)
Repayment of long-term revolving credit facility	**(12,500)**	(23,700)	(18,600)
Dividends paid	**(1,805)**	(1,792)	(1,789)
Proceeds from exercise of stock options	**45**	367	–
Net cash used in financing activities	**(17,150)**	(36,150)	(26,807)
Decrease in cash and cash equivalents	**(630)**	(1,934)	(3,281)
Cash and cash equivalents at beginning of year	**1,196**	3,130	6,411
Cash and cash equivalents at end of year	**$ 566**	$ 1,196	$ 3,130

See accompanying Notes to Consolidated Financial Statements

Cadmus Communications Corporation and Subsidiaries

Consolidated Statements of Shareholders' Equity

(In thousands)	Common Stock Shares	Common Stock Par Value	Capital in Excess of Par Value	Unearned Compensation	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
Balance at June 30, 2000	8,938	$ 4,469	$ 67,363	$ –	$ 46,598	$ (488)	$ 117,942
Net loss	–	–	–	–	(6,490)	–	(6,490)
Change in minimum pension liability net of $55 in deferred taxes	–	–	–	–	–	(105)	(105)
Comprehensive loss							(6,595)
Cash dividends - $0.20 per share	–	–	–	–	(1,789)	–	(1,789)
Balance at June 30, 2001	8,938	4,469	67,363	–	38,319	(593)	109,558
Net income	–	–	–	–	3,755	–	3,755
Change in minimum pension liability, net of $266 in deferred taxes	–	–	–	–	–	(399)	(399)
Comprehensive income							3,356
Cash dividends - $0.20 per share	–	–	–	–	(1,792)	–	(1,792)
Shares issued upon exercise of stock options	39	20	347	–	–	–	367
Restricted stock award	15	7	95	(77)	–	–	25
Balance at June 30, 2002	**8,992**	**4,496**	**67,805**	**(77)**	**40,282**	**(992)**	**111,514**
Net loss	**–**	**–**	**–**	**–**	**(53,634)**	**–**	**(53,634)**
Change in minimum pension liability, net of $12,448 in deferred taxes	**–**	**–**	**–**	**–**	**–**	**(23,796)**	**(23,796)**
Comprehensive loss							**(77,430)**
Cash dividends - $0.20 per share	**–**	**–**	**–**	**–**	**(1,805)**	**–**	**(1,805)**
Shares issued upon exercise of stock options	**5**	**2**	**43**	**–**	**–**	**–**	**45**
Restricted stock awards	**53**	**27**	**494**	**(437)**	**–**	**–**	**84**
Balance at June 30, 2003	**9,050**	**$4,525**	**$68,342**	**$(514)**	**$(15,157)**	**$(24,788)**	**$ 32,408**

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation. The consolidated financial statements include the accounts and operations of Cadmus Communications Corporation and Subsidiaries (the "Company" or "Cadmus"), a Virginia corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations. Headquartered in Richmond, Virginia, Cadmus provides end-to-end integrated graphic communications services to professional publishers, not-for-profit societies and corporations. Cadmus is the world's largest provider of content management and production services to scientific, technical and medical ("STM") journal publishers, the fifth largest periodicals printer in North America, and a leading provider of specialty packaging and promotional printing services. The Company is focused around its Publisher Services segment, which provides products and services to both not-for-profit and commercial publishers in three primary product lines: STM journal services, special interest and trade magazines, and books and directories. Publisher Services provides a range of content management, editorial, prepress, printing, reprinting, warehousing and distribution services under the division names of Cadmus Professional Communications and Cadmus Specialty Publications. During fiscal 2003, Cadmus Port City Press became a part of Cadmus Professional Communications due to operational and organizational changes. The Company's Specialty Packaging segment provides high quality specialty packaging, assembly, fulfillment and distribution services to consumer product and other customers.

Cash and Cash Equivalents. Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity of three months or less.

Revenue Recognition. Substantially all products are produced to customer specifications. The Company recognizes revenue when service projects are completed or products are shipped.

Shipping and Handling Fees. Shipping and postage fees recorded in net sales totaled approximately $42.1 million, $40.2 million and $53.2 million for fiscal 2003, 2002 and 2001, respectively.

Discontinued Operations. In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. This statement is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company early adopted SFAS No. 144 in the third quarter of fiscal 2002. In the third quarter of fiscal 2002, the Company recorded a $1.2 million loss, net of taxes, in connection with the sale of its Atlanta-based Creative Marketing division. The Company has reported the sale as a discontinued operation for fiscal 2002. The Company did not reclassify the results of the Creative Marketing division as a discontinued operation in prior years because, as displayed in the table below, the changes that would result from a reclassification would not be material to the consolidated financial statements for fiscal 2001. In addition, the impact of reclassifying would have no impact on the Company's compliance with loan covenants or other contractual requirements, and no significant impact on earnings trends.

Fiscal 2001 (In thousands)	Sales	Income (Loss)	EPS
As reported	$526,290	$(6,490)	$(0.73)
Impact of Creative Marketing	14,774	342	0.04
As Adjusted	$511,516	$(6,832)	$(0.77)

Inventories. Inventories are valued at the lower of cost, as determined using the first-in, first-out method, or market.

Allowance for Doubtful Accounts. Cadmus' policy with respect to its trade and notes receivable is to maintain an adequate allowance or reserve for doubtful accounts for estimated losses from the inability of its customers or noteholders to make required payments. The Company's process to estimate the collectibility of its trade accounts receivable balances consists of two steps. First, the Company evaluates specific accounts for which it has information that the customer may have an inability to meet its financial obligations (e.g., bankruptcy). In these cases, the Company uses its judgment, based on available facts and circumstances, and records a specific allowance for that customer against the receivable to reflect the amount it expects to ultimately collect. Second, the

Company establishes an additional reserve for all customers based on a range of percentages applied to aging categories, based on management's best estimate. The Company periodically evaluates the adequacy of its reserves on notes receivable based on the available facts and circumstances at the time. If the financial condition of Cadmus' customers or noteholders were to deteriorate and result in an impairment of their ability to make payments, additional allowances could be required.

Property, Plant, and Equipment. Property, plant, and equipment is stated at cost, net of accumulated depreciation. Major renewals and improvements are capitalized, whereas ordinary maintenance and repair costs are expensed as incurred. Gains or losses on disposition of assets are reflected in operations and the related asset costs and accumulated depreciation are removed from the respective accounts. Depreciation is calculated by the straight-line method based on useful lives of 30 years for buildings and improvements, and 3-to-10 years for machinery, equipment, and fixtures. When indicators of impairment are present, management is required to evaluate the recoverability of long-lived tangible assets by reviewing current and projected undiscounted cash flows of such assets.

Goodwill and Other Intangibles. Through fiscal 2002, the Company amortized costs in excess of fair value of net assets of businesses acquired (goodwill) using the straight-line method over a period not to exceed 40 years. Accordingly, recoverability was reviewed if events or changes in circumstances indicated that the carrying amount might not be recovered. Recoverability was determined by comparing the undiscounted net cash flows of the assets to which the goodwill applied to the net book value, including goodwill, of those assets. Upon adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" effective July 1, 2002, the Company evaluated the remaining balance of its goodwill by reporting unit using estimated discounted cash flows to determine fair value. This evaluation will occur annually (see Note 6).

As discussed in Note 3, the Company entered into a joint venture agreement with Datamatics Technologies Limited ("Datamatics") on June 30, 2003, resulting in an increase in intangible assets of $3.3 million, which will be amortized using the straight-line method over a five year period. Annual amortization expense for these assets is expected to be approximately $0.7 million per year. Other intangibles totaling $1.5 million and $1.6 million for fiscal years ended June 30, 2003 and 2002, respectively, relate to assets recognized in connection with the Company's adjustment of its minimum pension liability (see Note 11).

When indicators of impairment are present, management evaluates the recoverability of finite-lived intangible assets by reviewing current and projected undiscounted cash flows of such assets.

Earnings Per Share. Basic earnings per share is computed on the basis of weighted-average common shares outstanding. Diluted earnings per share is computed on the basis of weighted-average common shares outstanding plus common shares contingently issuable upon the exercise of dilutive stock options. Incremental shares for dilutive stock options, computed under the treasury stock method, totaled 16,000 and 87,000 in fiscal 2003 and 2002, respectively. In fiscal 2001, incremental shares for dilutive stock options (computed under the treasury stock method) were not included in the computation of diluted earnings per share as their effect would have been anti-dilutive. These shares totaled 18,000 for fiscal 2001.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes. In accordance with SFAS No. 109, the Company recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Stock-Based Compensation. The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by the provisions of SFAS No. 123, the Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based awards. All option grants to date have been issued at fair market value on the date of grant. As a result, the Company does not recognize charges to operations resulting from the plans.

If the Company had elected to recognize compensation cost related to its stock options based on estimated fair value in accordance with the provisions of SFAS No. 123, net income (loss) would have been as follows:

(In thousands, except per share amounts)	2003	2002	2001
Net income (loss), as reported	**$(53,634)**	$ 3,755	$ (6,490)
Deduct: total stock-based employee compensation expense determined under fair value method of all awards, net of related tax effects	**(536)**	(567)	(643)
Pro forma net income (loss)	**$(54,170)**	$ 3,188	$ (7,133)
Earnings (loss) per common share - basic			
As reported	**$ (5.95)**	$ 0.42	$ (0.73)
Pro forma	**$ (6.01)**	$ 0.36	$ (0.80)
Earnings (loss) per common share - diluted			
As reported	**$ (5.94)**	$ 0.41	$ (0.73)
Pro forma	**$ (6.00)**	$ 0.35	$ (0.80)

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2003	2002	2001
Assumptions:			
Risk-free interest rate	**5.22%**	5.67%	5.97%
Dividend yield	**1.91%**	1.80%	1.76%
Volatility factor	**.3726**	.3782	.3836
Expected life	**8 years**	8 years	8 years

Reclassifications. Certain previously reported amounts have been reclassified to conform to the current-year presentation.

2. RESTRUCTURING AND OTHER CHARGES

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, and provides for expanded financial statement disclosures. The Company adopted SFAS No.146 in the second quarter of fiscal 2003. As such, the fiscal 2003 restructuring and other charges have been accounted for in accordance with the provisions of SFAS No. 146, and the related disclosures have been expanded.

Over the course of the past several years, the Company has focused its operations around the Publisher Services and Specialty Packaging segments. As a result, the Company has exited non-strategic businesses and concentrated its resources on these two segments in an attempt to develop targeted solutions for its customers and to differentiate its products and services from its competitors. The information that follows will further describe the specific actions the Company took during this time.

In fiscal 2001, the Company recorded restructuring and other charges totaling $19.9 million ($13.5 million net of taxes). These charges related to the consolidation of the Company's Atlanta-based logistics operations, the consolidation of two Richmond-based commercial and magazine printing operations, other actions to reduce operating costs, and the final settlement of certain post-closing contingencies and other facility closure costs associated with the sale of the Company's Dynamic Diagrams subsidiary.

In fiscal 2003, the Company announced several actions to rationalize capacity and improve utilization within the Publisher Services segment, particularly in its special interest magazine operation. These included closure of the special interest magazine facility in East Stroudsburg, Pennsylvania, closure of the reprint department in Easton, Pennsylvania, and relocation of certain manufacturing equipment to other facilities within the Company. The Company also announced changes in the operating and management structure of the Company. In connection with these fiscal 2003 actions, the Company recorded pre-tax charges of $12.0 million ($7.9 million net of taxes), which included a pension curtailment charge of $0.7 million. These charges are included in restructuring and other charges in the Consolidated Statements of Operations.

A summary of the restructuring and other charges, and activities against these charges follows:

(In thousands)	Write-off of Intangible Assets	Loss on Disposal of Assets	Employee Severance Costs	Other Exit Costs	Business Divestitures	Total
June 30, 2000 Accrual	$ –	$ –	$ 801	$ 1,902	$ –	$ 2,703
FY 2001 provision	3,968	5,471	3,738	4,023	2,705	19,905
Costs incurred	(3,968)	(5,471)	(2,193)	(2,018)	(2,705)	(16,355)
June 30, 2001 Accrual	–	–	2,346	3,907	–	6,253
Costs incurred	–	–	(1,895)	(3,231)	–	(5,126)
June 30, 2002 Accrual	–	–	451	676	–	1,127
FY 2003 provision	–	7,831	2,363	1,152	–	11,346
Costs incurred	–	(7,831)	(1,979)	(1,553)	–	(11,363)
June 30, 2003 Accrual	$ –	$ –	$ 835	$ 275	$ –	$ 1,110

Fiscal 2001 Restructuring and other charges:

Write-off of intangible assets consisted of goodwill related to the closure of the Company's Atlanta-based logistics operations in fiscal 2001.

Loss on disposal of assets for fiscal 2001 included a $2.9 million loss on disposal of assets due to the closure of the Atlanta-based technology-related logistics operations, a $2.0 million loss on disposal of assets due to the consolidation of the two Richmond-based commercial and magazine printing operations, and a $0.6 million loss on disposal of assets due to the continued consolidation of duplicate facilities in the Publisher Services segment. Loss on disposal of assets related primarily to assets to be sold. Write-downs were measured by the difference between the fair value of the asset, as determined by appraisal or best current market value information available at that time, and the net book value at the time of the restructuring plan commitment date.

Employee severance costs for fiscal 2001 included involuntary termination costs related to approximately 250 associates located within the Atlanta-based logistics operations, the two Richmond-based printing operations, and the Cadmus Professional Communications division. By June 30, 2001, approximately 160 of these associates had been terminated, and severance payments begun. During the year ended June 30, 2002, most of the remaining associates were terminated.

Other exit costs consisted primarily of costs to pay off or terminate existing leases, costs to exit contractual commitments, closure costs associated with the shut-down of facilities, and incremental costs incurred as a direct result of the restructuring actions that do not result in any future economic benefit to the Company. Other exit costs remaining to be paid at June 30, 2003 related to fiscal 2001 restructuring actions approximate $0.2 million, and are expected to be paid by the end of fiscal 2004.

Business divestitures included a loss on the sale of the Dynamic Diagrams subsidiary in fiscal 2001. Fiscal 2001 restructuring actions are substantially complete.

Fiscal 2003 Restructuring and other charges:

Loss on impairment or disposal of assets for fiscal 2003 totaled $7.8 million and included a $6.2 million loss on assets to be disposed of due to the closure of the East Stroudsburg, Pennsylvania facility and the Easton, Pennsylvania reprint department and a $1.6 million loss on impairment of assets related to a former operating facility in Richmond, Virginia, which has been sold. Write-downs were measured by the difference between the fair value of the assets, as determined by appraisal or best current market value information available, and the net book value of the asset.

One-time employee severance costs totaled $2.4 million and related to approximately 190 associates whose positions were eliminated as a result of the closure of the East Stroudsburg facility and Easton reprint operations and changes in the operating and management structure of the Company. As of June 30, 2003, all of these associates had been terminated and severance payments totaled $1.8 million. Severance costs remaining at June 30, 2003 that related to fiscal 2003 restructuring actions totaled $0.8 million. In addition, the Company recorded a pension curtailment charge of $0.7 million for fiscal 2003.

Other exit costs totaled $1.2 million and included contract termination costs and other costs incurred to close the East Stroudsburg facility. Other exit costs remaining at June 30, 2003 that related to fiscal 2003 restructuring actions totaled $0.1 million. The Company anticipates that it will incur additional other exit costs of up to $0.6 million in fiscal 2004, primarily related to relocating fixed assets.

Fiscal 2003 restructuring actions are expected to be completed by mid fiscal 2004.

3. ACQUISITIONS AND DIVESTITURES

2003 Acquisitions. On May 28, 2003, the Company purchased $0.5 million of the software assets of DocNet.com, Inc. and later rebranded the technology as ArticleWorks™, a comprehensive content delivery and digital rights management system that enables publishers and other content providers to deliver content on demand in either printed or secure electronic formats.

On June 30, 2003, the Company entered into a joint venture agreement with Datamatics Technologies Limited ("Datamatics"), a leading business processing outsource service provider in India, resulting in the formation of KnowledgeWorks Global Limited ("KGL"). KGL provides a full range of content processing, content management and related services to STM publishers and other organizations around the world. Pursuant to the terms of the agreement, the Company invested $3.1 million in the KGL joint venture. The Company has an 80% ownership interest in the joint venture, and Datamatics has the remaining 20% ownership interest. As a result of the Company's controlling interest, the Company has consolidated KGL's balance sheet and results of operations for reporting purposes.

2002 Divestitures. On January 24, 2002, the Company sold its Atlanta-based Cadmus Creative Marketing division to a strategic consultancy firm headquartered in Richmond, Virginia. In connection with the sale, the Company reported a $1.2 million loss on the sale of discontinued operations, net of taxes (see Note 1).

2001 Divestitures. On September 29, 2000, the Company sold its Dynamic Diagrams subsidiary. Dynamic Diagrams provided web design and online content services to corporations and STM journal publishers. Net proceeds from the sale totaled approximately $4.2 million, resulting in a pre-tax loss of $2.7 million. The loss is included in restructuring and other charges in the Consolidated Statements of Operations.

4. INVENTORIES

Inventories as of June 30, 2003 and 2002, consisted of the following:

(In thousands)	2003	2002
Raw materials and supplies	**$10,242**	$ 8,829
Work in process	**9,431**	9,424
Finished goods	**2,674**	1,292
Inventories	**$22,347**	$19,545

5. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment as of June 30, 2003 and 2002, consisted of the following:

(In thousands)	2003	2002
Land and improvements	**$ 5,822**	$ 5,987
Buildings and improvements	**49,868**	50,635
Machinery, equipment and fixtures	**190,995**	198,275
Total property, plant and equipment	**246,685**	254,897
Less: Accumulated depreciation	**138,832**	134,908
Property, plant and equipment, net	**$107,853**	$119,989

As of June 30, 2003 and 2002, the Company had granted liens on and security interests in substantially all of the Company's real, personal, and mixed property in connection with its senior bank credit facility (see Note 8).

The Company leases office, production, storage space, and equipment under various noncancelable operating leases. A number of leases contain renewal options and some contain purchase options. Certain leases require the Company to pay utilities, taxes, and other operating expenses. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of June 30, 2003 are as follows: 2004 - $6.5 million; 2005 - $5.4 million; 2006 - $5.0 million; 2007 - $3.7 million; 2008 - $3.3 million; and thereafter - $14.7 million.

Total rental expense charged to operations was $7.1 million, $6.6 million, and $7.8 million, in fiscal 2003, 2002, and 2001, respectively. Substantially all such rental expense represented the minimum rental payments under operating leases.

Depreciation expense was $19.3 million, $20.4 million and $21.1 million for fiscal 2003, 2002, and 2001, respectively. Commitments outstanding for capital expenditures at June 30, 2003 totaled $4.6 million.

Assets Held for Sale. Property, plant, and equipment classified as assets held for sale generally represent property that is under contract for sale and is expected to close within the next twelve months. Assets held for sale at June 30, 2003 included land, building and equipment totaling $0.8 million related to the closure of the Company's East Stroudsburg, Pennsylvania facility and the Easton, Pennsylvania reprint department (see Note 2). Assets held for sale at June 30, 2002 included land and a building totaling $4.1 million related to a former operating facility in Richmond, Virginia, which was sold during the third quarter of fiscal 2003.

6. GOODWILL

Effective July 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires companies to discontinue amortizing goodwill and to perform annual impairment tests. In completing the transitional impairment test required by SFAS No. 142, the Company tested the net goodwill balances attributable to each of its reporting units for indications of impairment by comparing the fair value of each reporting unit to its carrying value. Fair value was determined using discounted cash flow estimates for each reporting unit in accordance with the provisions of SFAS No. 142. The preparation of such discounted cash flow estimates requires significant management judgment with respect to operating profit, growth rates, appropriate discount rates and residual values. Based on the initial impairment test as of July 1, 2002, the Company determined that goodwill related to its Specialty Publications division within the Publisher Services segment was impaired. The Specialty Publications division primarily serves customers in the special interest magazine market, which had been negatively impacted by the significant downturn in advertising spending (as a result of cost reduction initiatives undertaken by advertisers) resulting in fewer page counts and correspondingly lower net sales. In addition, due to excess capacity in the magazine printing industry, volume and pricing pressures also resulted in lower operating profits and cash flows. As a result, the discounted cash flow analysis for the Specialty Publications division produced a value that was lower than carrying value. Accordingly, the Company recorded an impairment charge of $56.3 million representing the entire balance of goodwill for this division in the first quarter of fiscal 2003. This charge is reflected as a cumulative effect of a change in accounting principle in the accompanying Consolidated Statements of Operations.

The Company completed its annual impairment test for fiscal 2003 as of April 1, 2003 in a manner consistent with its initial impairment test. As a result of the annual impairment test performed as of April 1, 2003, there were no indications of impairment, and no adjustments to the carrying amount of goodwill were required. The total balance of goodwill as of June 30, 2003 relates to the Company's Publisher Services segment.

The following summary presents the Company's consolidated net loss and diluted earnings (loss) per share for the fiscal year ended June 30, 2003, and its pro forma consolidated adjusted net income (loss) and diluted earnings (loss) per share for the fiscal years ended June 30, 2002, and 2001, as if SFAS No. 142's amortization provisions had been in effect for the fiscal years presented:

	2003		2002 (pro-forma)		2001 (pro-forma)	
(In thousands, except per share amounts)	**Total**	**Per Share**	Total	Per Share	Total	Per Share
Reported income (loss) from continuing operations before cumulative effect of a change in accounting principle for goodwill	**$ 2,667**	**$ 0.30**	$ 4,991	$ 0.55	$(6,490)	$(0.73)
Add back: goodwill amortization	**—**	**—**	4,724	0.52	5,060	0.57
Adjusted income (loss) from continuing operations before cumulative effect of a change in accounting principle for goodwill	**2,667**	**0.30**	9,715	1.07	(1,430)	(0.16)
(Loss) from discontinued operations	—	—	(1,236)	(0.14)	—	—
Cumulative effect of a change in accounting principle for goodwill	**(56,301)**	**(6.24)**	—	—	—	—
Adjusted net income (loss)	**$(53,634)**	**$(5.94)**	$ 8,479	$ 0.93	$(1,430)	$(0.16)

7. OTHER BALANCE SHEET INFORMATION

Accrued expenses and other current liabilities included $14.7 million and $14.0 million in accrued compensation and other benefits expense at June 30, 2003 and 2002, respectively. Additionally, accrued expenses at June 30, 2003 included $8.0 million related to the Company's expected contribution to the defined benefit pension plan in fiscal 2004.

Other long-term liabilities consisted primarily of $36.9 million related to the Company's pension plan (see Note 11) in fiscal 2003, other post retirement benefits, and amounts recorded under deferred compensation arrangements with certain executive officers and other associates.

8. DEBT

Long-term debt at June 30, 2003 and 2002 consisted of the following:

(In thousands)	2003	2002
Senior Bank Credit Facility:		
Revolving credit facility, weighted-average interest rate of 4.46%	$ 12,800	$ 25,300
9.75% Senior Subordinated Notes, due 2009	125,000	125,000
11.5% Subordinated Promissory Notes, due 2010	6,415	6,415
Fair market value of interest rate swap agreement	2,590	531
Total debt	146,805	157,246
Less: Current maturities of long-term debt	12,800	–
Long-term debt	$134,005	$157,246

Senior Bank Credit Facility. On June 21, 2002, the Company amended its senior bank credit agreement to provide for a $78.0 million revolving bank facility with a group of six banks, reducing the commitment from the Company's $105.0 million amended and restated senior bank credit agreement dated June 2001. The facility is secured by substantially all of the Company's real, personal, and mixed property, is jointly and severally guaranteed by each of the Company's present and future significant subsidiaries, and is secured by a pledge of the capital stock of present and future significant subsidiaries. The senior bank credit facility is scheduled to mature on March 31, 2004. Management intends to, and anticipates that it will be able to, refinance the senior bank credit facility prior to its scheduled maturity.

A summary of the interest rate spreads and commitment fees for the senior bank credit facility follows:

Interest Rate Spreads:	
LIBOR Loans	1.750% - 3.250%
Prime Rate Loans	0.250% - 1.250%
Commitment Fee Rate	0.375% - 0.625%

Applicable interest rate spreads paid by the Company will fluctuate, within the ranges above, based upon the Company's performance as measured by the total debt-to-EBITDA (earnings before interest, taxes, depreciation and amortization) ratio. Interest rates under the senior bank credit facility are a function of either LIBOR or prime rate. At June 30, 2003, the interest rates on the Company's borrowings under its senior bank credit facility ranged from 3.87% to 5.25%. The senior bank credit facility requires the Company to pay unused commitment fees with respect to the revolving credit facility. The unused commitment fee rate is determined by reference to a total debt-to-EBITDA ratio.

The senior bank credit facility contains certain covenants regarding the ratio of debt-to-EBITDA, fixed charge coverage (EBITDA minus capital expenditures divided by the sum of interest expense plus securitization costs plus scheduled principal payments) and net worth, and contains other restrictions, including limitations on additional borrowings, and the acquisition, disposition and securitization of assets. The senior bank credit facility also limits the Company's payment of dividends to an aggregate amount per annum of $0.20 per share when the Company's total debt-to-EBITDA ratio exceeds 3.0 to 1.0. At June 30, 2003, the Company's total debt-to-EBITDA ratio exceeded 3.0 to 1.0, and, therefore, the Company was limited under this agreement to an annual dividend rate of $0.20 per share. The Company was in compliance with all covenants under this facility at June 30, 2003.

The expenses related to the issuance of debt are capitalized and amortized to interest expense over the lives of the related debt. In June 2002, as a result of amending its senior bank credit facility, the Company wrote off a pro-rata portion of its deferred financing costs, in the amount of approximately $0.3 million before income taxes, associated with reducing the total commitment under the senior bank credit facility. The write-off was included in interest expense in the Consolidated Statements of Operations.

Senior Subordinated Notes. On June 1, 1999, the Company issued senior subordinated notes in the aggregate principal amount of $125.0 million. Interest is payable semi-annually on June 1 and December 1 at an annual rate of 9.75%. The senior subordinated notes have no required principal payments prior to maturity on June 1, 2009. The notes constitute unsecured senior subordinated obligations of the Company. The Company can redeem the senior subordinated notes, in whole or in part, on or after June 1, 2004, at redemption prices which range from 100% to 104.875%, plus accrued and unpaid interest. Each holder of the senior subordinated notes has the right to require the Company to repurchase the notes at a purchase price of 101% of the principal amount, plus accrued and unpaid interest thereon, upon the occurrence of certain events constituting a change of control of the Company.

The senior subordinated notes contain certain covenants regarding the ratio of EBITDA-to-interest expense and contain other restrictions, including limitations of additional borrowings, and the acquisition, disposition, and securitization of assets. The senior subordinated notes include a computation for a restricted payments pool out of which dividends may be paid. The balance of the restricted payments pool is increased based on net income, cash proceeds from the issuance of stock and cash proceeds from the receipt of equity contributions and is reduced based on payment of dividends or other restricted payments. The Company may continue to pay dividends to the extent there is a positive balance in the restricted payments pool in excess of the scheduled dividend. At June 30, 2003, the Company's restricted payments pool was sufficient to cover expected dividends and, therefore, the Company was not impacted by the limitation of this covenant. The Company was in compliance with all covenants under the senior subordinated note indenture at June 30, 2003.

Subordinated Promissory Notes. On April 1, 1999, in conjunction with the Mack acquisition, the Company issued subordinated promissory notes in the aggregate principal amount of $6.4 million to the sellers of Mack. Interest is payable monthly on the first day of each month at an annual rate of 11.5%. The subordinated promissory notes have no required principal payments prior to maturity on March 31, 2010. The notes are subordinated in right of payment to the prior payment in full in cash of all of the Company's senior and senior subordinated debt.

The Company can redeem the subordinated promissory notes, in whole or in part, on or after March 31, 2004, at 100% of the principal amount thereof, plus accrued interest thereon. Upon the occurrence of certain events constituting a change of control of the Company, the Company must first satisfy the obligations under the provisions of the senior debt agreements and then may repurchase the subordinated promissory notes at a purchase price of 100% of the principal amount, plus accrued interest thereon.

Other Disclosures. The fair value of debt as of June 30, 2003 and 2002 was $151.9 million and $161.1 million, respectively. Fair value for the Company's senior subordinated notes was determined based on quoted market prices for the same or similar issues. The fair value of all other debt instruments was estimated to approximate their recorded value as their applicable interest rates approximate current market rates relative to the risk associated with the respective instrument.

Maturities of long-term debt are as follows: 2004 - $12.8 million; 2005 - $0 million; 2006 – $0 million; 2007 - $0 million; 2008 - $0 million; thereafter - $134.0 million. As of June 30, 2003 and 2002, the Company had granted liens on and security interests in substantially all of the Company's real, personal, and mixed property in connection with its senior bank credit facility.

Interest paid totaled $14.7 million, $17.0 million and $19.1 million for fiscal 2003, 2002, and 2001, respectively.

Hedging Arrangements. The Company has a strategy to optimize the ratio of the Company's fixed-to-variable rate financing consistent with maintaining an acceptable level of exposure to the risk of interest rate fluctuations. To achieve this mix, the Company, from time to time, enters into interest rate swap agreements with various banks to exchange fixed and variable rate interest payment obligations without the exchange of the underlying principal amounts (the "notional amounts"). These agreements are hedged against the Company's long-term borrowings and have the effect of converting the Company's long-term borrowings from variable rate to fixed rate, or fixed rate to variable rate, as required. The differential to be paid or received is accrued each period and as interest rates change and is recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or assets. The Company's strategy to effectively convert variable rate financing to fixed rate financing or fixed rate financing to variable rate financing through the use of these swap agreements resulted in a reduction of interest cost of $1.3 million, $0.9 million and $0.1 million in fiscal 2003, 2002 and 2001, respectively.

At June 30, 2003 and 2002, the Company had one fixed-to-floating fair value interest rate swap agreement outstanding with a notional amount of $35.0 million. This swap was entered into to convert $35.0 million of the Company's 9.75% senior subordinated notes due in fiscal 2009 to floating rate debt. The initial term of the swap agreement expires in fiscal 2009, and the counterparty has an option to terminate the agreement in fiscal 2004. Under the swap agreement, the Company receives interest payments at a fixed rate of 9.75% and pays interest at a variable rate that is based on six-month LIBOR plus a spread. The six-month LIBOR rate is reset each December 1 and June 1. The swap agreement is an effective hedge. The fair value of the Company's interest rate swap agreement was $2.6 million and $0.5 million at June 30, 2003 and 2002, respectively, which is recorded in the Consolidated Balance Sheets in other long term assets with an offset in long term debt in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

At June 30, 2001, the Company had no fixed-to-floating interest rate swap agreements outstanding. In December 2000, the Company terminated the two fixed-to-floating interest rate swap agreements that had been outstanding at June 30, 2000, with an aggregate notional amount of $40.0 million. These swaps were entered into in June 2000 in conjunction with the termination and amendment of swaps that were entered into in fiscal 1999. The swaps had similar terms and conditions to hedge against changes in the fair market value of the 9.75% senior subordinated notes due in fiscal 2009. Under the terms of this agreement, the Company received interest payments at a fixed rate of 9.75%. The Company paid interest at a variable rate that is based on three-month LIBOR plus a spread for each of the swap agreements. The Company recognized gains of $1.5 million in fiscal 2001 when the swaps were adjusted to fair value.

The notional amounts and applicable rates of the Company's interest rate swap agreements were as follows:

	Paid Floating, Received Fixed		
(In thousands)	**2003**	2002	2001
Notional amount:			
Beginning balance	**$35,000**	$ –	$ 40,000
New contracts	**–**	35,000	–
Terminated contracts	**–**	–	(40,000)
Ending Balance	**$35,000**	$35,000	$ –

	Weighted-Average Interest Rates for 2003	
Type of swap:	Paid	Received
Paid floating, received fixed	5.974%	9.75%

9. ASSET SECURITIZATION

The Company entered into a receivables securitization program on October 26, 1999, which was amended on May 17, 2000 to include additional receivable portfolios and to increase the program size. Under the program, the Company entered into an agreement to sell, on a revolving and non-recourse basis, certain of its accounts receivable to a wholly-owned, bankruptcy-remote subsidiary, which entered into an agreement to sell without recourse, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable to an unrelated third party purchaser. The purchase limit of the program is $45 million. These transactions are accounted for as a sale of accounts receivable. Under the terms of the program, billings within these portfolios provide new receivables that are added to the pool and collections reduce previously sold receivables. The Company settles the net change each month with the unrelated third party purchaser.

At June 30, 2003 and 2002, approximately $57.4 million and $59.6 million, respectively, of accounts receivable had been sold to the wholly-owned, bankruptcy-remote subsidiary. At June 30, 2003 and 2002, approximately $26.7 million and $29.5 million, respectively, of net accounts receivable had been sold by the Company's wholly-owned, bankruptcy-remote subsidiary without recourse to an unrelated third party purchaser under the securitization program, and the sales are reflected in the Consolidated Balance Sheets as a reduction of accounts receivable with the proceeds used to repay a corresponding amount of borrowing under the Company's senior bank credit facility. The Company had a subordinated interest in these accounts receivables of approximately $33.9 million and $26.6 million recorded on the balance sheet as of June 30, 2003 and 2002, respectively. In addition, the Company had a payable to the unrelated third party purchaser of approximately $3.2 million as of June 30, 2003 and a receivable from the unrelated third party purchaser of $3.4 million as of June 30, 2002. The retained interest in the accounts receivable sold is valued at the carrying amount of the retained accounts receivable net of applicable allowances for doubtful accounts, which approximates fair value.

The Company retains servicing responsibilities for all of the accounts receivable, including those sold to the unrelated third party purchaser. The Company does not receive fees for this service from the unrelated third party and has no servicing asset or liability recorded. The fees arising from the securitization transactions of $0.6 million and $1.1 million in fiscal 2003 and 2002, respectively, are reported as securitization costs in the Consolidated Statements of Operations. These fees vary, based on the level of receivables sold and commercial paper rates plus a margin, providing a lower effective rate than that available under the Company's senior bank credit facility.

10. INCOME TAXES

Income tax expense (benefit) from continuing operations, for the years ended June 30, 2003, 2002, and 2001 consisted of the following:

(In thousands)	2003	2002	2001
Current:			
Federal	**$(713)**	$2,884	$(560)
State	**(217)**	342	650
Total current	**(930)**	3,226	90
Deferred:			
Federal	**2,593**	1,563	351
State	**747**	102	(1,128)
Total deferred	**3,340**	1,665	(777)
Income tax expense (benefit)	**$2,410**	$4,891	$(687)

The amount of income tax expense (benefit) from continuing operations differs from the amount obtained by application of the statutory U.S. rates to income (loss) before income taxes for the reasons shown in the following table:

(In thousands)	2003	2002	2001
Computed at statutory U.S. rate	**$1,726**	$3,360	$(2,440)
State income taxes, net of Federal tax benefit	**350**	138	(837)
Goodwill amortization	**—**	1,459	2,642
Other	**334**	(66)	(52)
Income tax expense (benefit)	**$2,410**	$4,891	$(687)

Cash paid for income taxes totaled $1.5 million, $4.6 million, and $1.4 million, during fiscal 2003, 2002, and 2001, respectively.

The Company has state net operating loss carryforwards aggregating approximately $160 million, which expire during fiscal years 2005 to 2023. A valuation allowance of $1.6 million has been established on the deferred tax assets related to the state net operating loss benefits as their realization is not more likely than not.

The tax effects of the significant temporary differences that comprise the deferred tax assets and liabilities in the Consolidated Balance Sheets at June 30, 2003 and 2002 are as follows:

(In thousands)	2003	2002
Assets:		
Allowance for doubtful accounts	**$ 229**	$ 767
Employee benefits	**18,714**	9,514
State net operating loss carryforwards	**4,883**	4,883
Accrued restructuring costs	**898**	519
Other	**2,912**	3,012
Gross deferred tax assets	**27,636**	18,695
Liabilities:		
Goodwill	**1,288**	900
Property, plant, and equipment	**18,229**	18,679
Other	**1,233**	1,383
Gross deferred tax liabilities	**20,750**	20,962
Valuation allowance	**1,570**	1,200
Net asset (liability)	**$ 5,316**	$ (3,467)

11. PENSION PLANS AND OTHER POST RETIREMENT BENEFIT PLANS

Pension Plans. The Company has certain defined benefit pension plans in effect that cover eligible associates, and participates in one multi-employer retirement plan that provides defined benefits to associates covered under a collective bargaining agreement. The Company also has in effect certain nonqualified, nonfunded supplemental pension plans for certain key executives. All such defined benefit plans provide benefit payments using formulas based on an associate's compensation and length of service, or stated amounts for each year of service.

In fiscal 2003, the Company's board of directors voted to freeze the Cadmus Pension Plan to mitigate the volatility in pension expense and required cash contributions expected in future years. The Company recorded a $0.7 million pension curtailment loss in fiscal 2003 related to these actions. The curtailment loss is included in restructuring and other charges in the Consolidated Statements of Operations.

Also in fiscal 2003, the Company recorded an additional minimum pension liability in accordance with SFAS No. 87, " Employer's Accounting for Pensions" totaling $36.2 million ($23.8 million net of taxes) upon completion of its annual pension valuations. The adjustment to the additional minimum pension liability was included in other accumulated comprehensive loss as a direct charge to shareholders' equity, net of related tax effects.

The Company makes contributions to its defined benefit plans sufficient to meet the minimum funding requirements of applicable laws and regulations. Contributions to the multi-employer plan are generally based on a negotiated labor contract. The Company records charges to earnings sufficient to meet the projected benefit obligation of its supplemental plans. The Company has acquired life insurance contracts ($18.5 million face amount at June 30, 2003 and $17.4 million face amount at June 30, 2002), the proceeds of which are intended to fund future operating expenditures, including benefits payable under the supplemental plans. The cash surrender value of these contracts, net of policy loans, was $2.1 million and $1.5 million at June 30, 2003 and 2002, respectively, and is included in other assets in the Consolidated Balance Sheets. The Company's contributions to its pension plans totaled $5.6 million, $2.1 million, and $5.8 million in fiscal 2003, 2002, and 2001, respectively. In fiscal 2001, the Company recognized a $0.9 million reduction in pension expense resulting from the demutualization of one of the Company's pension investments. Assets of the plans consist primarily of equity and debt securities, interest-bearing deposits in money market funds and insurance contracts.

Post Retirement Benefit Plans. The Company maintains separate post retirement benefit plans (medical and life insurance) for certain of its Cadmus and former Mack associates. Eligible Cadmus (non-Mack) associates are eligible for retiree medical coverage for themselves and their spouses if they retire on or after attaining age 55 with ten or more years of service. Benefits differ depending upon the date of retirement.

Eligible Mack associates are eligible for retiree health care benefits for themselves and their spouses. In addition, the Company provides fully paid life insurance coverage with benefits ranging from $5,000 to $40,000 for certain Mack retirees. The retiree health care plan is contributory for all retirees who were full-time regular associates of Mack.

The following table summarizes the funded status of the plans and the amounts recognized in the Consolidated Balance Sheets, based upon actuarial valuations:

(In thousands)	Pension Benefits 2003	Pension Benefits 2002	Post Retirement Benefits 2003	Post Retirement Benefits 2002
Change in benefit obligation:				
Benefit obligation at beginning of year	**$122,374**	$113,995	**$5,679**	$ 3,710
Service cost	**4,342**	4,247	**9**	6
Interest cost	**8,935**	8,396	**347**	267
Participant contributions	**–**	–	**793**	553
Plan amendments	**–**	985	**(1,154)**	–
Actuarial (gain) loss	**27,959**	691	**(227)**	2,108
Curtailments	**(15,223)**	–	**–**	–
Settlements	**(285)**	–	**–**	–
Benefit payments	**(6,501)**	(5,940)	**(1,149)**	(965)
Benefit obligation at end of year	**$141,601**	$122,374	**$4,298**	$ 5,679
Fair value of plan assets at beginning of year	**$ 92,442**	$ 90,539	**$ –**	$ –
Actual return on plan assets	**(6,860)**	6,617	**–**	–
Employer contribution	**6,463**	1,226	**1,149**	965
Settlements	**(285)**	–	**–**	–
Benefit payments	**(6,501)**	(5,940)	**(1,149)**	(965)
Fair value of plan assets at end of year	**$ 85,259**	$ 92,442	**$ –**	$ –
Funded status	**$(56,342)**	$ (29,932)	**$(4,298)**	$(5,679)
Unrecognized actuarial loss	**40,078**	11,665	**1,581**	2,211
Unrecognized transition (asset)	**(742)**	(823)	**–**	–
Unrecognized prior service cost	**1,279**	2,110	**(802)**	(291)
Contribution made between measurement date and fiscal year end	**60**	935	**–**	–
Net liability	**$(15,667)**	$ (16,045)	**$(3,519)**	$(3,759)
Prepaid benefit cost	**$ 1,792**	$ 563	**$ –**	$ –
Accrued liability	**(56,768)**	(19,772)	**(3,519)**	(3,759)
Intangible asset	**1,522**	1,603	**–**	–
Accumulated other comprehensive loss	**37,787**	1,561	**–**	–
Net liability	**$(15,667)**	$(16,045)	**$(3,519)**	$(3,759)

Weighted average assumptions were as follows:

	2003	2002	2001
Discount rate	**6.00%***	7.50%	7.50%
Rate of increase in compensation	**5.00%**	5.00%	5.00%
Long-term rate of return on plan assets	**8.90%**	9.75%	9.75%

* The Cadmus Pension Plan used a measurement date of May 14, 2003, the date the board of directors voted to freeze the plan. Accordingly, the discount rate for that plan was 6.00%. The discount rate for all other pension plans was 6.50%, based on a March 31, 2003 measurement date.

The components of net periodic benefit cost for fiscal 2003, 2002 and 2001 for all plans were as follows:

	Pension Benefits			Post Retirement Benefits		
(In thousands)	**2003**	2002	2001	**2003**	2002	2001
Service cost	**$ 4,342**	$ 4,247	$ 4,337	**$ 9**	$ 6	$ 11
Interest cost	**8,935**	8,396	8,012	**347**	267	259
Expected return on plan assets	**(8,964)**	(8,617)	(8,308)	**–**	–	–
Amortization of unrecognized transition obligation or asset	**(81)**	(102)	(81)	**–**	–	–
Prior service cost recognized	**162**	148	44	**(643)**	(582)	(582)
Recognized (gains) or losses	**94**	68	89	**403**	(9)	(21)
Insurance demutualization	**–**	–	(897)	**–**	–	–
Amortization of unrecognized gain	**–**	–	(6)	**–**	–	–
Curtailment loss	**669**	–	–	**–**	–	–
Contributions to multiemployer plans	**37**	48	53	**–**	–	–
Net periodic benefit cost	**$ 5,194**	$ 4,188	$ 3,243	**$ 116**	$(318)	$(333)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $140.1 million, $139.3 million, and $83.7 million, respectively, as of June 30, 2003, and $121.0 million, $111.1 million, and $90.7 million, respectively, as of June 30, 2002.

For purposes of determining the cost and obligation for post retirement medical benefits, the Company has assumed a health care cost trend rate of 12.0% for fiscal 2003, gradually decreasing to 5.5% in the year 2012 and remaining level thereafter. In fiscal 2002, the assumed health care cost trend rate was 12.5%.

A one percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage Point	
(In thousands)	Increase	Decrease
Effect on total of service and interest cost components	$ 5	$ (5)
Effect on post retirement benefit obligation	35	(33)

Defined Contribution Plan. The thrift savings plan enables associates to save a portion of their earnings on a tax-deferred basis and also provides for matching contributions from the Company for a portion of the associates' savings and fixed contributions for certain Mack union and non-union associates. The Company's expense under this plan was $2.0 million, $1.5 million, and $2.3 million in fiscal 2003, 2002, and 2001, respectively.

12. SHAREHOLDERS' EQUITY

In addition to its common stock, the Company's authorized capital includes 1,000,000 shares of preferred stock ($1.00 par value), issuable in series, of which 100,000 shares are designated as Series A Preferred.

On February 13, 1999, the unexercised and outstanding rights issued under the Company's 1989 shareholder rights plan expired. In February 1999, as part of a new shareholder rights plan, the Board of Directors declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock. The Rights become exercisable 10 days after a person or group announces that it has acquired 20% or more of the Company's common stock or commences an exchange or tender offer for shares of the Company's common stock (an "Acquiring Person"). Any time prior to the tenth day, the Board of Directors may redeem the Rights (in whole, but not in part) for $0.01 per Right (subject to anti-dilution adjustments) in cash or the equivalent in shares of common stock. At any time prior to the expiration of the redemption period, the Board may extend the period for redemption. The Rights are not exercisable as long as the Board retains the right to redeem them.

If the Board does not redeem the Rights, upon the expiration of the redemption period, each Right will entitle the holder to buy one unit (one one-thousandth of a share) of Series A Preferred Stock ($1.00 par value) at a purchase price of $80 per share (the "Purchase Price"), subject to anti-dilution adjustments. Once the Rights are exercisable, Rights held by an Acquiring Person, or affiliate or associate of an Acquiring Person, are null and void and cannot be exercised or exchanged by such person or group.

Once a person or group acquires 20% or more of the Company's common stock, each Right will entitle the holder (other than an Acquiring Person), to acquire shares of Series A Preferred Stock (or at the option of the Company, common stock) at a 50% discount off the prevailing market price. Once a person or group acquires 20% or more of the Company's common stock, if the

Company is consolidated with, or merged with or into, another entity so that the Company does not survive or shares of the Company's common stock are exchanged for shares of the other entity, or if 50% of the Company's earnings power is sold, each Right will entitle the holder (other than an Acquiring Person) to purchase securities of the merging or purchasing entity at a 50% discount off the prevailing market price.

At any time, including after a party has become an Acquiring Person, the Company may, at its option, issue shares of common stock in exchange for all or some of the Rights (other than rights held by an Acquiring Person) at a rate of one share of common stock per Right, subject to anti-dilution adjustments. Unless earlier redeemed or exchanged, the Rights will expire on February 14, 2009.

13. INCENTIVE STOCK PLANS

Stock Options

Under the Company's incentive stock plans, which expired on or before June 30, 2003, selected associates and non-employee directors were granted options to purchase its common stock at prices not less than the fair market value (or not less than 85% of the fair market value in the case of non-qualified stock options granted to associates) of the stock at the date the options were granted.

A summary of the Company's stock option activity and related information for the fiscal years ended June 30, 2003, 2002, and 2001 follows:

	Number of Shares	Option Price Per Share	Weighted-Average Exercise Price
Outstanding at June 30, 2000	1,117,000	$8.25 to $26.88	$14.15
Granted	255,000	7.54 to 9.56	9.05
Lapsed or canceled	(200,000)	8.25 to 26.88	14.19
Outstanding at June 30, 2001	1,172,000	7.54 to 26.88	13.03
Exercised	(40,000)	9.00 to 9.50	9.30
Granted	252,000	7.43 to 12.56	10.94
Lapsed or canceled	(147,000)	8.25 to 26.88	11.62
Outstanding at June 30, 2002	1,237,000	7.43 to 26.88	12.89
Exercised	(5,000)	9.00 to 9.00	9.00
Granted	166,000	9.47 to 11.17	9.51
Lapsed or canceled	(192,000)	8.81 to 26.88	14.39
Outstanding at June 30, 2003	1,206,000	$7.43 to $26.88	$12.20

Exercisable at June 30, 2001	501,000	$7.54 to $26.88	$14.96
Exercisable at June 30, 2002	537,000	$7.54 to $26.88	$15.90
Exercisable at June 30, 2003	518,000	$7.54 to $26.88	$15.23

The weighted-average fair value of options issued was $4.85, $5.37, and $5.77 per option during fiscal 2003, 2002, and 2001, respectively. The weighted-average remaining contractual life of options outstanding at June 30, 2003 is 7 years. At June 30, 2003, 177,059 shares of authorized but unissued common stock were reserved for issuance upon exercise of options granted under the plans. Options are generally exercisable under the plans for periods of 5-to-10 years from the date of grant. The following table provides additional detail of the options outstanding at June 30, 2003:

Range of Exercise Prices	Number of Options Outstanding	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price	Currently Exercisable	Weighted-Average Exercise Price
$ 7.43 to $13.25	956,000	7.7	$10.24	268,000	$11.06
14.25 to 19.19	159,000	3.4	16.24	159,000	16.24
20.63 to 26.88	91,000	4.6	25.84	91,000	25.84

Restricted Stock

Under provisions of the Company's 1990 Long Term Incentive Stock Plan (the "Plan"), which expired on June 30, 2003, the Company could award restricted shares of its common stock to provide incentive compensation to certain key associates. As of June 30, 2003, 67,500 shares of restricted stock had been granted and were outstanding (held by the Company) under the Plan. These shares carry voting and dividend rights; however, sale of the shares is restricted prior to vesting. The shares vest evenly over a three-year period from their grant date, subject generally to continued employment. The accrual for shares issued under the Plan is recorded at fair market value on the date of grant with a corresponding charge to stockholders' equity representing the unearned portion of the award. The unearned portion is amortized as compensation expense on a straight-line basis over the related vesting period.

14. SEGMENT AND RELATED INFORMATION

The Company is focused on two segments. The Publisher Services segment provides products and services to both not-for-profit and commercial publishers in three primary product lines: STM journal services, special interest and trade magazines, and professional books and directories. Publisher Services provides a full range of content management, editorial, prepress, printing, reprinting, warehousing and distribution services under the division names of Cadmus Professional Communications and Cadmus Specialty Publications. Due to operational and organizational changes, Cadmus Port City Press became a part of Cadmus Professional Communications during fiscal 2003. The Company's Specialty Packaging segment provides high quality specialty packaging and promotional printing, assembly, fulfillment and distribution services to consumer product and other customers.

Other sales, depreciation and amortization, operating income, total assets and capital expenditures presented in the following table relate to the Company's Atlanta-based Creative Marketing division, which was divested in fiscal 2002.

The accounting policies for the segments are the same as those described in Note 1. The Company primarily evaluates the performance of its operating segments based on operating income excluding amortization of goodwill, gains/losses on sales of assets, and restructuring and other charges. Intergroup sales are not significant. The Company manages income taxes on a consolidated basis.

Summarized segment data for fiscal 2003, 2002, and 2001 is as follows:

(In thousands)	Publisher Services	Specialty Packaging	Other	Total
2003				
Net sales	**$388,490**	**$58,429**	**$ –**	**$446,919**
Depreciation and amortization	**15,347**	**3,199**	**–**	**18,546**
Operating income	**41,877**	**1,709**	**–**	**43,586**
Total assets	**209,206**	**30,644**	**–**	**239,850**
Capital expenditures	**9,087**	**4,065**	**–**	**13,152**
2002				
Net sales	$ 395,372	$ 51,907	$ –	$ 447,279
Depreciation and amortization	21,311	3,207	–	24,518
Operating income (loss)	39,955	1,648	(20)	41,583
Total assets	292,457	27,917	529	320,903
Capital expenditures	8,083	2,946	84	11,113
2001				
Net sales	$ 452,358	$ 59,158	$ 14,774	$ 526,290
Depreciation and amortization	21,321	3,825	322	25,468
Operating income (loss)	47,542	(1,780)	1,034	46,796
Total assets	312,679	29,938	9,250	351,867
Capital expenditures	12,586	1,278	224	14,088

A reconciliation of segment data to consolidated data for fiscal 2003, 2002, and 2001 is as follows:

(In thousands)	2003	2002	2001
Earnings from operations:			
Reportable segment operating income	**$ 43,586**	$ 41,583	$ 46,796
Amortization of goodwill	**–**	(4,724)	(5,060)
Loss on sale of fixed assets	**(468)**	(474)	(46)
Unallocated shared services and other expenses, net	**(10,443)**	(9,008)	(6,613)
Restructuring and other charges	**(12,015)**	–	(19,905)
Interest expense, net	**(14,602)**	(16,093)	(19,666)
Securitization costs	**(634)**	(1,110)	(2,748)
Other, net	**(347)**	(292)	65
Income (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle for goodwill	**$ 5,077**	$ 9,882	$ (7,177)

The difference between reportable segment amounts and consolidated total amounts for assets, depreciation and amortization, and capital expenditures are attributable to the Company's shared services division. Assets attributable to the Company's shared services division totaled $65.1 million, $48.7 million and $45.6 million for fiscal years 2003, 2002 and 2001, respectively. Depreciation and amortization expense attributable to the Company's shared services division totaled $0.8 million, $0.6 million and $0.7 million for fiscal years 2003, 2002 and 2001, respectively. Capital expenditures attributable to the Company's shared services division totaled $2.5 million, $1.0 million and $2.0 million for fiscal years 2003, 2002 and 2001, respectively.

15. RELATED PARTIES

The Company's shareholders elected the former majority shareholder of Mack to the Board of Directors in 1999. As a result of the Company's purchase of Mack in fiscal 1999, this director, directly or indirectly through owned companies, received as consideration an aggregate of approximately $11.2 million in cash, approximately 1.1 million shares of the Company's common stock, $5.8 million in subordinated promissory notes of the Company (see Note 8) and approximately $52.9 million in bridge financing notes of the Company. The bridge financing notes of $52.9 million were paid in the fourth quarter of fiscal 1999. As of June 30, 2003, there were $5.9 million in subordinated promissory notes payable and related accrued interest payable to this director. Interest paid on the subordinated promissory notes during fiscal 2003 and 2002 totaled $0.7 million for each year.

In addition, this director is a majority shareholder of a company whose indirect subsidiary leases a manufacturing and distribution facility in Baltimore, Maryland to Cadmus' Port City Press subsidiary, which is a part of Cadmus Professional Communications. The initial term of the lease agreement, entered into in August 1998, is 20 years, with options available to the tenant to extend the lease for four additional terms of five years each, with the rent increasing approximately 14.5% every fifth year. Annual rent expense for the Baltimore facility was approximately $1.0 million for each of fiscal years 2003, 2002 and 2001, respectively.

Another director of the Company is the president, and a shareholder, of a law firm retained by Cadmus to perform legal services during fiscal years 2003, 2002 and 2001. Annual legal fees paid to this firm were $42,000, $94,000, and $40,000 for fiscal years 2003, 2002, and 2001, respectively. It is anticipated that the firm will continue to provide legal services to the Company during fiscal year 2004.

16. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different businesses and geographic regions. As of June 30, 2003 and 2002, the Company had no significant concentrations of credit risk.

17. CONTINGENCIES

The Company is party to various legal actions which are ordinary and incidental to its business. While the outcome of legal actions cannot be predicted with certainty, management believes the outcome of any of these items, or all of them combined, will not have a materially adverse effect on its consolidated financial position or results of operations. Additionally, in connection with divestiture actions, the Company guaranteed certain real estate lease obligations totaling approximately $0.4 million annually through September 2009.

Cadmus Communications Corporation and Subsidiaries

Report of Independent Auditors

To the Shareholders and Board of Directors of
Cadmus Communications Corporation:

We have audited the accompanying consolidated balance sheets of Cadmus Communications Corporation and Subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of operations, shareholders' equity and cash flows of Cadmus Communications Corporation and Subsidiaries for the year ended June 30, 2001 were audited by other auditors who have ceased operations and whose report dated August 1, 2001 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cadmus Communications Corporation and Subsidiaries at June 30, 2003 and 2002, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 6 to the consolidated financial statements, effective July 1, 2002, the Company adopted Statement of Financial Accounting Standards (Statement) No. 142, Goodwill and Other Intangible Assets.

As discussed in Note 1 to the consolidated financial statements, effective July 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

As discussed above, the financial statements of Cadmus Communications Corporation and Subsidiaries as of June 30, 2001, and for the year then ended were audited by other auditors who have ceased operations. As described in Note 6, these financial statements have been revised to include the transitional disclosures required by Statement No. 142. Our audit procedures with respect to the disclosures in Note 6 with respect to 2001 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 in Note 6 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

Ernst + Young LLP

Richmond, Virginia
July 25, 2003

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Shareholder Information

INVESTOR AND ANALYST CONTACT

Paul K. Suijk
Senior Vice President and Chief Financial Officer
Cadmus Communications Corporation
1801 Bayberry Court
Suite 200
Richmond, Virginia 23226
Email: suijkp@cadmus.com
Phone: 877-4-CADMUS (toll free)
804-287-5680

INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young, LLP
Richmond, Virginia

TRANSFER AGENT

Wachovia Bank, N.A.
Customer Information Center
Corporate Trust Operations
1525 West W.T. Harris Boulevard
Building 3C3
Charlotte, North Carolina 28288
Phone: 1-800-829-8432

FORM 10-K

If you would like to request a copy of our Form 10-K, please call us at 877-4-CADMUS (toll free), e-mail us at webmaster@cadmus.com, or write to:

Cadmus Communications Corporation
Investor Relations
1801 Bayberry Court
Suite 200
Richmond, Virginia 23226

ACKNOWLEDGEMENTS

PRINTING AND PAPER

This report was manufactured at Cadmus' Whitehall Group printing facility using a Heidelberg eight-color press. It was printed on Strobe Gloss paper manufactured by Sappi. The paper was provided through Cadmus' strategic distribution partner, *xpedx*.

DESIGN

Ampersand Design Group
Greensboro, North Carolina
www.ampdesigngroup.com

CADMUS
COMMUNICATIONS

1801 Bayberry Court
Suite 200
Richmond, Virginia 23226
877-4-CADMUS (toll-free)
804-287-5680
www.cadmus.com